UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025
Commission File Number: 001-14930
HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our quarterly results for the three-month and nine-month periods ended September 30, 2025 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-277306).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
1
HSBC Holdings plc Earnings Release 3Q25
28 October 2025

Georges Elhedery, Group CEO, said:
“We are becoming a simple, more agile, focused bank, built on our core strengths. The intent with which we are executing our strategy is reflected in our performance this quarter, despite taking legal provisions related to historical matters. The positive progress we are making gives us confidence in our ability to upgrade our targets and we now expect 2025 RoTE excluding notable items to be mid-teens, or better. We remain fully focused on helping our customers navigate new economic realities, putting their changing needs at the heart of everything we do.“

Financial performance in 3Q25
–Reported profit before tax of $7.3bn was $1.2bn lower compared with 3Q24. The reduction reflected an increase in operating expenses, mainly from notable items in 3Q25, including legal provisions of $1.4bn. This was partly offset by revenue growth, which included an increase in banking net interest income (‘banking NII‘) and a strong performance in Wealth, while fee and other income fell in Global Foreign
Exchange and in Debt and Equity Markets. Profit after tax of $5.5bn was $1.2bn lower than in 3Q24.
–Constant currency profit before tax excluding notable items was $9.1bn, an increase of $0.3bn or 3% compared with 3Q24, as revenue growth, driven by continued strong performance in Wealth, was partly offset by a rise in operating expenses due to planned investment and inflationary impacts.
–Annualised return on average tangible equity (‘RoTE‘) in 3Q25 was 12.3%, compared with 15.5% in 3Q24. Excluding notable items, annualised RoTE in 3Q25 was 16.4%, a rise of 0.5 percentage points compared with 3Q24.
–Revenue increased by $0.8bn or 5% to $17.8bn compared with 3Q24. There was growth in fee and other income in Wealth in our
International Wealth and Premier Banking (‘IWPB‘) and Hong Kong business segments, supported by higher customer activity, while fee and other income fell in Global Foreign Exchange and in Debt and Equity Markets in our Corporate and Institutional Banking (‘CIB‘) segment, from reduced client activity amid lower market volatility. The increase also reflected growth in banking NII. Constant currency revenue excluding notable items rose by $0.5bn to $17.9bn.
–Net interest income (‘NII‘) of $8.8bn increased by $1.1bn or 15% compared with 3Q24, which included a benefit from the non-
recurrence of a $0.3bn loss in 3Q24 on the early redemption of legacy securities. The rise also reflected deposit growth and the benefit of our structural hedge, partly offset by a reduction of $0.3bn due to the disposal of our business in Argentina. The fall in interest rates reduced the funding costs of the trading book compared with 3Q24 by $0.7bn, resulting in an increase in banking NII of $0.5bn or 4% to $11.0bn.
–Net interest margin (‘NIM’) of 1.57% increased by 11 basis points (‘bps‘) compared with 3Q24, including a benefit from the non-
recurrence of a loss on the early redemption of legacy securities in 3Q24, partly offset by the disposal of our business in Argentina. NIM increased by 1bps compared with 2Q25, as a rise in NII was partly offset by an increase in average interest-earning assets (‘AIEA‘).
–Expected credit losses (‘ECL‘) of $1.0bn were stable compared with 3Q24. The charge in 3Q25 primarily related to stage 3 charges on wholesale exposures, including incremental charges related to the Hong Kong commercial real estate (‘CRE‘) sector, a charge against a
Middle Eastern exposure and charges against a small number of exposures in our UK business. This was partly offset by releases due to a stabilisation in the macroeconomic outlook during 3Q25. ECL in 3Q24 included charges against exposures in the onshore Hong Kong CRE and mainland China CRE sectors.
–Operating expenses of $10.1bn were $1.9bn or 24% higher compared with 3Q24. The increase reflected notable items, including legal provisions of $1.4bn on historical matters, comprising $1.1bn in connection with developments in a claim in Luxembourg relating to the
Madoff securities fraud, and $0.3bn relating to certain historical trading activities in HSBC Bank plc. Notable items also included restructuring and other related costs associated with our organisational simplification of $0.2bn. In addition, there was higher planned spend and investment in technology and the impacts of inflation. These increases were partly offset by the impact of the disposal of our business in
Argentina and the benefits of our restructuring activities. Target basis operating expenses were $8.4bn, $0.3bn or 3% higher than in
3Q24.
–Customer lending balances increased by $1.2bn compared with 2Q25, including adverse foreign currency translation differences. On a constant currency basis, lending balances increased by $5.6bn, including growth in commercial customer lending and mortgages in our UK business and an increase in IWPB from Private Bank lending in Hong Kong and Singapore, and mortgage balance growth in Singapore and
Australia.
–Customer accounts increased by $18.6bn compared with 2Q25, including adverse foreign currency translation differences. On a constant currency basis, customer accounts increased by $25.5bn, driven by growth in CIB in Asia, Europe, the UK, the Middle East and the US.
–Common equity tier 1 (‘CET1’) capital ratio of 14.5% decreased by 0.1 percentage points compared with 2Q25, driven by a reduction in CET1 capital, which reflected the recognition of $1.4bn of legal provisions in 3Q25, partly offset by a decrease in risk-weighted assets
(‘RWAs‘). The decrease in RWAs was mainly driven by a reduction in market risk RWAs, and methodology and policy changes in credit risk
RWAs.
–The Board has approved a third interim dividend for 2025 of $0.10 per share. On 24 October, we completed the $3bn share buy-back announced at our interim results on 30 July 2025.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
2
Financial performance in 9M25
–Reported profit before tax decreased by $6.9bn to $23.1bn compared with 9M24, mainly due to an $8.2bn year-on-year impact of notable items, including the non-recurrence of $3.6bn in net gains in 9M24 relating to our disposals in Canada and Argentina, the recognition of dilution and impairment losses in 9M25 of $2.1bn related to our associate Bank of Communications Co., Limited (‘BoCom‘), legal provisions of $1.4bn and restructuring and other related costs associated with our organisational simplification of $0.8bn in 9M25. Profit after tax decreased by $6.5bn to $17.9bn compared with 9M24.
–Constant currency profit before tax excluding notable items was $28.0bn, an increase of $1.2bn or 4% compared with 9M24, as higher revenue from growth in fee and other income in Wealth in our IWPB and Hong Kong businesses, and from Foreign Exchange and
Debt and Equity Markets in our CIB business segment, mitigated a rise in ECL and a planned increase in operating expenses.
–Annualised RoTE in 9M25 was 13.9%, compared with 19.3% in 9M24. Excluding notable items, annualised RoTE in 9M25 was 17.6%, a rise of 0.9 percentage points compared with 9M24.
–Revenue decreased by $2.4bn or 4% to $51.9bn compared with 9M24, reflecting the year-on-year impact of notable items, mainly from disposals in Canada and Argentina in 9M24. Excluding notable items revenue increased, primarily due to fee and other income growth in
Wealth and in Foreign Exchange and Debt and Equity Markets in CIB. Constant currency revenue excluding notable items rose by
$2.4bn to $53.3bn compared with 9M24.
–NII of $25.6bn increased by $1.1bn compared with 9M24, including an adverse impact of $1.5bn from business disposals in Argentina and
Canada, partly offset by the favourable impact of the non-recurrence of a $0.3bn loss in 3Q24 on the early redemption of legacy securities.
NII growth was driven by the benefit of our structural hedge, an increase in deposits and lower costs of funding, which mitigated the impact of lower market interest rates. The fall in interest rates reduced the funding costs of the trading book by $1.5bn, which resulted in a fall in banking NII of $0.4bn to $32.4bn.
–NIM of 1.57% was stable compared with 9M24, as improved margins in our main markets were offset by the impact of the disposal of our business in Argentina.
–ECL were $2.9bn, an increase of $0.9bn compared with 9M24. The increase included $0.6bn of higher charges related to the Hong Kong
CRE sector, which reflected higher allowances for new defaulted exposures, the impact of an over-supply of non-residential properties that has put continued downward pressure on rental and capital values, and updates to our models used for ECL calculations. The increase also included a charge against a Middle Eastern exposure in the third quarter. In 9M24, the ECL charge benefited from allowance releases, mainly in the UK, and from a recovery relating to a single CIB client. Annualised ECL charges were 40bps of average gross loans, including loans and advances classified as held for sale.
–Operating expenses increased by $2.7bn or 11% to $27.1bn compared with 9M24. The increase primarily reflected notable items in
9M25, including legal provisions of $1.4bn, restructuring and other related costs associated with our organisational simplification of $0.8bn, and $0.2bn related to strategic transactions. In addition, there was higher planned spend and investment in technology and the impacts of inflation. These increases were partly offset by reductions related to our business disposals in Canada and Argentina, and the benefits of our organisational simplification. Target basis operating expenses rose by $0.7bn or 3% compared with 9M24, primarily due to higher spend and targeted investment in technology and the impacts of inflation.

Outlook
–We expect to deliver a mid-teens or better RoTE for 2025, excluding notable items. This reflects sustained momentum in the earnings of our four businesses into the third quarter and the positive progress we are making in our strategic execution. Our guidance reflects a seasonally lower RoTE in the fourth quarter, which includes historically lower client activity in Wealth and certain cost items specific to the fourth quarter (e.g. the UK bank levy). It also includes a higher level of capital having announced our intention not to initiate share buy-backs temporarily in the context of our proposal to privatise Hang Seng Bank Limited (‘Hang Seng Bank‘).
–We maintain confidence in our ability to deliver our mid-teens RoTE target, excluding notable items for 2026 and 2027.
–We now expect banking NII of $43bn or better in 2025, reflecting increased confidence in the near-term trajectory for policy rates in key markets, including in Hong Kong and the UK.
–We continue to expect ECL charges as a percentage of average gross loans to be around 40bps in 2025 (including loans held for sale balances).
–Target basis operating expense growth in 2025 compared with 2024 remains at approximately 3%, including the impact of simplification-related saves associated with our announced reorganisation.
–While demand for lending remained muted in 9M25, we continue to expect mid-single digit percentage growth for year-on-year customer lending balances over the medium to long term.
–We continue to expect double-digit percentage average annual growth in fee and other income in Wealth over the medium term.
–We maintain our medium-term CET1 capital ratio target range of 14%–14.5%. The expected day one capital impact of the proposed transaction to privatise Hang Seng Bank is a net reduction of approximately 125 basis points, which would arise following the approval of the relevant resolutions by the requisite majority at each of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting.
Having announced our intention not to initiate share buy-backs temporarily, we expect CET1 capital to increase prior to completion of the transaction, and while we may fall below our CET1 capital target range on incurring the expected day one capital impact, we expect to restore our CET1 capital ratio to within our target range through a combination of organic capital generation and the impact of not initiating share buy-backs. A decision to recommence buy-backs will be subject to our normal buy-back considerations and process on a quarterly basis. We maintain our dividend payout ratio target basis of 50% for 2025, excluding material notable items and related impacts.
ÑOur targets and expectations reflect our current outlook for the global macroeconomic environment and market-dependent factors, such as market-implied interest rates (as of mid-October 2025) and rates of foreign exchange, as well as customer behaviour and activity levels.
ÑWe do not reconcile our forward guidance on RoTE excluding the impact of notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.
ÑSee page 8 for a further explanation of RoTE excluding notable items, banking NII, target basis operating expenses and dividend payout ratio target basis. For further information on our CET1 ratio, see page 53.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
3
Cautionary statement regarding forward-looking statements
This Earnings Release 3Q25 on Form 6-K contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; and financial, investment and capital targets described herein. Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’,
‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
–changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the ongoing Russia-Ukraine war and developments in relation to the conflict in the Middle East and their impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the ongoing Russia-Ukraine war and developments in relation to the conflict in the Middle East, inflationary pressures, commodity price changes, and ongoing developments in the commercial real estate sectors in mainland China and Hong Kong); potential changes in HSBC’s dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including fluctuations in HIBOR and the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the ongoing Russia-Ukraine war or developments in relation to the conflict in the Middle East and the related imposition of sanctions, export-control and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions between
China and the US, which may extend to and involve other countries and territories, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC’s actions in managing and mitigating environmental, social and governance (‘ESG‘) risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts;
illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries;
adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the transition of the remaining legacy
Ibor contracts to near risk-free benchmark rates, which continues to expose HSBC to some financial and non-financial risks; and price competition in the market segments we serve;
–changes in government policy and regulation, including trade and tariff policies, as well as monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of changes in government following national elections and the trade policies announced by the US and potential countermeasures that may be adopted by several countries, including in the markets where the Group operates); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to
HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial services; changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy
(including, without limitation, actions taken as a result of changes in government following national elections in the markets where the Group operates) that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
4
–factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG ambitions, targets and commitments (including the positions set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors), which may result in our failure to achieve any of the expected outcomes of our strategic priorities; evolving regulatory requirements and the development of new technologies, including artificial intelligence, affecting how we manage model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and interest rates have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, which have had and may continue to have a material impact on the way we prepare our financial statements; our ability to successfully execute planned strategic acquisitions and disposals; our success in adequately integrating acquired businesses into our business; our ability to successfully execute and implement the announced strategic reorganisation of the Group; changes in our ability to manage third-party, fraud, financial crime and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and an inclusive and skilled workforce; and changes in our ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of our regulators, and our capacity to measure the environmental and social impacts from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our ESG ambitions, targets and commitments, including our net zero ambition, our targets to reduce on-
balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors and the positions set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risk - Managing risk’ on page 42 of this Earnings Release 3Q25 on Form 6-K.
Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Earnings Release 3Q25 on Form 6-K is available in our
Annual Report and Accounts for the fiscal year ended 31 December 2024, which was filed with the SEC on Form 20-F on 20 February 2025; our
1Q25 Earnings Release, furnished to the SEC on Form 6-K on 29 April 2025; and our Interim Report for the six months ended 30 June 2025, furnished to the SEC on Form 6-K on 30 July 2025.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
5
Presentation to investors and analysts
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of this
Earnings Release on Form 6-K. The call will take place at 07.45am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.

About HSBC
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. With assets of $3.2tn at 30 September 2025, HSBC is one of the world’s largest banking and financial services organisations.
Effective from 1 January 2025, the Group‘s operating segments comprise of four new businesses along with Corporate Centre:
–Hong Kong
–UK
–Corporate and Institutional Banking
–International Wealth and Premier Banking
All segmental comparative data have been re-presented on this basis.
Our Hong Kong business comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank. Our UK
business comprises UK Retail Banking and Wealth (including first direct and M&S Bank) and UK Commercial Banking, including HSBC
Innovation Bank. CIB integrates our Commercial Banking business (outside of the UK and Hong Kong) with our Global Banking and Markets business. IWPB comprises Premier banking outside of Hong Kong and the UK, our Private Bank, Asset Management and Insurance businesses.
Corporate Centre results primarily comprise the financial impact from certain acquisitions and disposals and the share of profit, dilution and impairment loss impacts from interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Notes
Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2025 and the quarter ended
30 September 2024. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2025 and the corresponding balances at 31 December 2024.
Unless otherwise stated, the factors impacting constant currency income statement performance between periods are the same factors discussed in relation to reported income statement performance for the same periods.
The financial information on which this Earnings Release 3Q25 on Form 6-K is based is unaudited. It has been prepared in accordance with our material accounting policies as described on pages 375 to 387 of the Annual Report and Accounts 2024 on Form 20-F.

Proposal to privatise Hang Seng Bank Limited
On 9 October 2025, the Group announced that we have put forward a conditional proposal to privatise Hang Seng Bank through a scheme of arrangement. If approved and implemented, this would result in The Hongkong and Shanghai Banking Corporation Limited acquiring all of the remaining shares of Hang Seng Bank held by the minority shareholders and the withdrawal of listing of the Hang Seng Bank shares from the
Hong Kong Stock Exchange. The expected day one capital impact of the proposal is a net reduction of approximately 125 basis points, which would be recognised following the approval of the relevant resolutions by the requisite majority at each of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting. Having announced our intention not to initiate any further buy-backs for three quarters following the date of the announcement relating to the transaction, we expect CET1 capital to increase prior to completion of the transaction, which subject to Court procedures and the satisfaction of related conditions, including approval of the relevant resolutions by the requisite shareholder majority, is expected in the first half of 2026. While our CET1 capital ratio may fall below our target operating range of 14.0%–14.5% on recognition of the day one capital impact, we expect to restore our capital to within this range through a combination of organic capital generation and the decision not to initiate buy-backs. A decision to recommence buy-backs will be subject to our normal buy-back considerations and process on a quarterly basis.

Reshaping the Group for growth
At our 2024 full-year results we announced measures to simplify the Group, and we have committed to deliver an annualised reduction of around $1.5bn in our cost base, expected by the end of 2026 from our organisational simplification programme.
We are on track to deliver on our cost commitments. During 9M25, we incurred $0.8bn in costs in relation to our organisational simplification, primarily related to severance. In this period, we have identified and actioned annualised cost saves of approximately $1bn, which resulted in a reduction of around $0.3bn in operating expenses in the income statement in 9M25.
We are also focused on opportunities where we have a clear competitive advantage and accretive returns, and we aim to redeploy approximately $1.5bn of additional costs from non-strategic activities into these areas over the medium term. So far in 2025, we have announced 11 transactions, which are set to create incremental investment capacity for growth. This includes two transactions announced in the third quarter: the potential sale of our majority shareholding in HSBC Bank Malta plc and the planned sale of our Sri Lanka retail banking business, subject to works council consultations and regulatory approvals, as relevant. We have also commenced a strategic review of our
Egypt retail banking business alongside the previously announced targeted strategic reviews of our retail businesses in Australia and Indonesia, which remain underway and on which no decisions have been made. Our CIB businesses in these markets are unaffected by these reviews.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
6
During the fourth quarter of 2025, we expect to recognise certain key impacts from strategic transactions that will be classified as material notable items and are excluded for the purpose of computing our dividend payout ratio. These impacts include an estimated $1.5bn loss on the recycling of the cumulative fair value changes recognised through other comprehensive income to the income statement on completion of the sale of our French retained portfolio of home and certain other loans, which has no incremental impact on CET1 capital. In addition, we expect to recognise an estimated $0.3bn loss on the reclassification as held for sale of our Malta business, an estimated $0.1bn loss on the recycling of reserves associated with our French life insurance business on completion, an estimated $0.1bn gain on the sale of our German private banking business, which completed on 3 October 2025, and an estimated $0.1bn gain on completion of the sale of our Bahrain retail banking business.
ÑFor further details on business disposals, see page 16.
Our disciplined approach to capital allocation allows us to drive investment into priority growth areas. This includes further enhancing our
Wholesale Transaction Banking capabilities, expanding our international businesses and building our Wealth business, particularly in Asia.
We also aim to continue to grow in our home markets in Hong Kong and the UK, focusing on small and medium-size enterprises, digital capabilities and improving our product proposition.
Transaction banking continued to perform well as we leverage our network and capabilities to capture opportunities from changing trade and capital flows. In 9M25, fee and other income in Wholesale Transaction Banking performed strongly with growth of 4% compared with 9M24, particularly from growth in Global Foreign Exchange.
Wealth invested assets as at 30 September 2025, across all of our business segments, were $1.5tn, an increase of 13% compared with the same period last year. Within this we have attracted net new invested assets of $73bn in the first nine months of 2025, with $42bn booked in
Asia. This compared with net new invested assets in 9M24 of $59bn, with $49bn booked in Asia.

Financial summary
Key financial metrics

	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
Reported results
Profit before tax ($m)	23,105	30,032	7,295	6,326	8,476
Profit after tax ($m)	17,944	24,414	5,503	4,871	6,749
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’) ($m)	51,910	54,290	17,788	16,473	16,998
Cost efficiency ratio (%)	52.2	45.0	56.6	54.1	47.9
Net interest margin (%)	1.57	1.57	1.57	1.56	1.46
Basic earnings per share ($)	0.93	1.23	0.28	0.26	0.34
Diluted earnings per share ($)	0.93	1.22	0.28	0.26	0.34
Dividend per ordinary share (in respect of the period) ($)[1]	0.30	0.51	0.10	0.10	0.10

Alternative performance measures
Constant currency profit before tax ($m)	23,105	30,064	7,295	6,320	8,573
Constant currency revenue ($m)	51,910	54,229	17,788	16,561	17,172
Constant currency banking net interest income ($m)	32,362	32,464	11,049	10,802	10,612
Constant currency cost efficiency ratio (%)	52.2	45.0	56.6	54.3	47.8
Constant currency profit before tax excluding notable items ($m)	28,031	26,825	9,103	9,185	8,818
Constant currency revenue excluding notable items ($m)	53,297	50,873	17,900	17,751	17,380
Constant currency profit before tax excluding notable items and strategic transactions ($m)	28,031	26,496	9,103	9,185	8,809
Constant currency revenue excluding notable items and strategic transactions ($m)	53,297	49,909	17,900	17,751	17,238
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.40	0.27	0.40	0.44	0.40
Basic earnings per share excluding material notable items and related impacts ($)	1.14	1.02	0.36	0.39	0.34
Return on average ordinary shareholders’ equity (annualised) (%)	12.9	17.9	11.3	10.7	14.4
Return on average tangible equity (annualised) (%)	13.9	19.3	12.3	11.5	15.5
Return on average tangible equity excluding notable items (annualised) (%)	17.6	16.7	16.4	17.7	15.9
Target basis operating expenses ($m)	24,559	23,865	8,380	8,338	8,099

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
7

	At
	30 Sep 2025	30 Jun 2025	31 Dec 2024
Balance sheet
Total assets ($m)	3,234,223	3,214,371	3,017,048
Net loans and advances to customers ($m)	982,886	981,722	930,658
Constant currency net loans and advances to customers ($m)	982,886	977,241	970,354
Customer accounts ($m)	1,737,247	1,718,604	1,654,955
Constant currency customer accounts ($m)	1,737,247	1,711,707	1,719,103
Average interest-earning assets, year to date ($m)	2,179,639	2,159,900	2,099,285
Loans and advances to customers as % of customer accounts (%)	56.6	57.1	56.2
Total shareholders’ equity ($m)	191,430	192,554	184,973
Tangible ordinary shareholders’ equity ($m)	158,451	159,557	154,295
Net asset value per ordinary share at period end ($)	9.94	9.88	9.26
Tangible net asset value per ordinary share at period end ($)	9.22	9.17	8.61
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[2,3]	14.5	14.6	14.9
Risk-weighted assets ($m)[2,3]	878,793	886,860	838,254
Total capital ratio (%)[2,3]	20.2	20.1	20.6
Leverage ratio (%)[2,3]	5.2	5.4	5.6
High-quality liquid assets (liquidity value) ($m)[3,4]	690,157	678,059	649,210
Liquidity coverage ratio (%)[3,4]	139	140	138
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,183	17,397	17,918
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,332	17,529	18,062
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,529	17,646	18,357
ÑFor reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 26. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 38.
1Dividend per share for the nine months ended 30 September 2024 includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2Regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. Effective
1 January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the regulatory requirements of the Capital Requirements
Regulation and Directive, the CRR II regulation and the PRA Rulebook (‘CRR II‘) grandfathering provisions on 28 June 2025.
3Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
4The liquidity coverage ratio (‘LCR‘) is based on the average value of the preceding 12 months.

Basis of presentation
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which reflect the movements of the US dollar against most major currencies during 2025. Excluding these differences allows us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business. Foreign currency translation differences at 30 September 2025 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statement for 9M24 at the average rate of exchange for 9M25;
–the income statement for the quarterly periods at the average rate of exchange for 3Q25;
–the closing prior period balance sheets at the prevailing rates of exchange on 30 September 2025.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.
Notable items and material notable items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement, and are excluded from our
‘target basis dividend payout ratio’ calculation and ‘earnings per share excluding material notable items and related impacts’ measure. Material notable items in 9M25 or relevant comparative periods relate to the operating expenses associated with actions to exit or wind down non-
strategic businesses. They also include a dilution loss and the recognition of an impairment of our investment in BoCom, a legal provision relating to developments in a claim in Luxembourg relating to the Bernard L. Madoff Investment Securities LLC fraud, as well as the impacts of transactions completed in previous periods, including the sale of our retail banking operations in France, the sale of our banking business in
Canada and the disposal of our business in Argentina.
ÑThe tables on pages 27 to 30 and pages 33 to 37 detail the effects of notable items on each of our business segments and legal entities.
Impact of strategic transactions
In addition to the items categorised as material notable items, the impacts of strategic transactions include the distorting impact observed between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons.
Once a transaction has completed, the impact will include the operating income statement results of each business, which are not classified as notable items, in any comparative period if there are no results in the current period. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions.
ÑSee page 31 for further details on the impact of strategic transactions.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
8
Management view of revenue on a constant currency basis
We provide breakdowns of revenue for each of our business segments on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.
We group certain products in a consistent manner across our business segments. Wholesale transaction banking comprises our Global Foreign
Exchange, Global Payments Solutions (‘GPS’), Global Trade Solutions (‘GTS’) and Securities Services businesses. Wealth comprises our
Investment Distribution, Insurance, Private Bank (formerly Global Private Banking) and Asset Management businesses.
On page 9 we also provide a summarised management view of revenue for the Group‘s results, on reported foreign exchange rates, to supplement the Group‘s reported revenue performance using a product grouping, which is used to manage and assess our segmental performance.

Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting
Standards Board (‘IFRS Accounting Standards‘), as detailed in our financial statements starting on page 363 of the Annual Report and Accounts
2024 on Form 20-F.
To measure our performance, we supplement our IFRS Accounting Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with the US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors distorting period-on-period comparisons. The ‘constant currency performance’ measure used throughout this report is described above. Definitions and calculations of other alternative performance measures are included in
‘Alternative performance measures’ on page 38. All alternative performance measures are reconciled to the closest reported performance measure.
Return on average tangible equity excluding notable items
The calculation for RoTE excluding notable items adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. It also adjusts the ‘average tangible equity‘ for the post-tax impact of notable items in each period, which remain as adjusting items for all relevant periods within that calendar year.
ÑSee page 38 for the definition of return on average tangible equity excluding notable items and page 39 for the reconciliation to the GAAP measure.
Banking net interest income
Banking NII adjusts our NII primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the
Group’s banking revenue that is directly impacted by changes in interest rates. We use this measure to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions. For more information on banking NII, see page 14.
Constant currency revenue and profit before tax excluding notable items and the impact of strategic transactions
To aid the understanding of our results, we separately report ‘constant currency revenue excluding notable items‘ and ‘constant currency profit before tax excluding notable items‘, which exclude the impact of notable items and the impact of foreign exchange translation. We also separately disclose ‘constant currency revenue excluding notable items and the impact of strategic transactions‘ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions‘, which also exclude the impact of strategic transactions classified as material notable items as described above. We consider these measures to provide useful information to investors as they remove items that distort period-on-period comparisons.
The impact of strategic transactions also includes the distorting impact between the periods of the operating income statement results related to acquisitions and disposals and that affect period-on-period comparisons. These impacts are not included in our notable or material notable items. The impact of strategic transactions is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
ÑSee page 39 for the reconciliation to the GAAP measure.
Target basis operating expenses
Target basis operating expenses is computed by excluding the direct cost impact of the disposals of our banking business in Canada and our business in Argentina from the 2024 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.
ÑSee page 41 for the reconciliation to the GAAP measure.
Basic earnings per share excluding material notable items and related impacts
We have established a dividend payout ratio target basis of 50% for 2025. For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts. Material notable items for the ‘basic earnings per share excluding material notable items and related impacts‘ measure in 2025 and comparative periods are described above.
Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio target basis calculation, which we exclude from earnings per share material notable items and related impacts.
ÑSee page 31 for the supplementary analysis of the impact of strategic transactions.
ÑSee page 38 for the definition of ‘basic earnings per share excluding material notable items and related impacts‘ and page 41 for the reconciliation to the GAAP measure.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
9
Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Net interest income	25,598	24,548	8,777	8,519	7,637
Net fee income	10,149	9,322	3,506	3,319	3,122
Net income from financial instruments held for trading or managed on a fair value basis[1]	15,061	15,814	4,513	5,191	5,298
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	9,556	7,889	4,443	3,592	5,513
Insurance finance expense	(9,541)	(7,948)	(4,212)	(3,773)	(5,462)
Insurance service result	1,386	1,001	601	438	339
(Losses)/gains recognised on sale of business operations[2]	(181)	3,328	(147)	(36)	72
Other operating (expense)/income[3]	(118)	336	307	(777)	479
Net operating income before change in expected credit losses and other credit impairment charges[4]	51,910	54,290	17,788	16,473	16,998
Change in expected credit losses and other credit impairment charges	(2,949)	(2,052)	(1,008)	(1,065)	(986)
Net operating income	48,961	52,238	16,780	15,408	16,012
Total operating expenses excluding amortisation and impairment of intangible assets	(24,871)	(22,798)	(9,120)	(8,263)	(7,604)
Amortisation and impairment of intangible assets	(2,227)	(1,641)	(956)	(657)	(539)
Operating profit	21,863	27,799	6,704	6,488	7,869
Share of profit in associates and joint ventures	2,242	2,233	591	838	607
Impairment of interest in associate[3]	(1,000)	—	—	(1,000)	—
Profit before tax	23,105	30,032	7,295	6,326	8,476
Tax expense	(5,161)	(5,618)	(1,792)	(1,455)	(1,727)
Profit after tax	17,944	24,414	5,503	4,871	6,749
Attributable to:
– ordinary shareholders of the parent company	16,383	22,720	4,873	4,578	6,134
– other equity holders	958	908	411	155	382
– non-controlling interests	603	786	219	138	233
Profit after tax	17,944	24,414	5,503	4,871	6,749
	$	$	$	$	$
Basic earnings per share	0.93	1.23	0.28	0.26	0.34
Diluted earnings per share	0.93	1.22	0.28	0.26	0.34
Dividend per ordinary share (paid in the period)[5]	0.56	0.51	0.10	0.46	0.10
	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	12.9	17.9	11.3	10.7	14.4
Return on average tangible equity (annualised)	13.9	19.3	12.3	11.5	15.5
Cost efficiency ratio	52.2	45.0	56.6	54.1	47.9
1For the nine months ended 30 September 2025, the amounts include a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn mark-to-market loss on Grupo Financiero Galicia‘s (‘Galicia‘) American Depositary Receipts
(‘ADRs‘) received as purchase consideration from the sale of our business in Argentina. For the nine months ended 30 September 2024, the amounts include a
$255m gain on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2For the nine months ended 30 September 2024, a gain of $4.6bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses but excluding the $255m gain on the foreign exchange hedging (see footnote 1 above), on the sale of our banking business in
Canada, and an impairment loss of $1.2bn relating to the sale of our business in Argentina were recognised.
3For the nine months ended 30 September 2025, the amounts in ‘Other operating (expense)/income’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the
Group’s investment in BoCom in ‘Impairment of interest in associate’.
4Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
5The $0.56 dividend paid during the nine month period ended 30 September 2025 consisted of a fourth interim dividend of $0.36 per ordinary share in respect of the financial year ended 31 December 2024 paid in April 2025, and first and second interim dividends of $0.10 per ordinary share in respect of the financial year ended 31 December
2025 paid in June 2025 and September 2025, respectively.

Income statement results
3Q25 compared with 3Q24 – reported results

Movement in reported profit compared with 3Q24
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	17,788	16,998	790	5	(434)
– of which: net interest income	8,777	7,637	1,140	15	(264)
ECL	(1,008)	(986)	(22)	(2)	5
Operating expenses	(10,076)	(8,143)	(1,933)	(24)	113
Share of profit from associates and joint ventures	591	607	(16)	(3)	—
Profit before tax	7,295	8,476	(1,181)	(14)	(317)
Tax expense	(1,792)	(1,727)	(65)	(4)
Profit after tax	5,503	6,749	(1,246)	(18)
Revenue excluding notable items	17,900	17,209	691	4
Profit before tax excluding notable items	9,103	8,732	371	4
1For details, see ‘Strategic transactions supplementary analysis‘ on page 31.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
10

Supplementary management view of revenue
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	11,049	10,867	182	2	(296)
Fee and other income	6,851	6,342	509	8	80
– Wealth	2,681	2,060	621	30	(22)
– Wholesale Transaction Banking	2,608	2,674	(66)	(2)	(22)
– Other	1,562	1,608	(46)	(3)	124
Revenue excluding notable items[3]	17,900	17,209	691	4	(216)
Notable items	(112)	(211)	99	(47)	(218)
Revenue	17,788	16,998	790	5	(434)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 31.
2For a reconciliation of banking NII to reported NII, see page 14. Banking NII in our supplementary management view of revenue excludes notable items, which were nil in 3Q25 (3Q24: $283m, relating to the early redemption of legacy securities).
3For a reconciliation of reported revenue to revenue excluding notable items, see page 39.

Notable items
	Quarter ended
	30 Sep 2025	30 Sep 2024
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(144)	72
Dilution loss of interest in BoCom associate	32	—
Early redemption of legacy securities	—	(283)
Currency translation on revenue notable items		3
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(118)	(48)
Restructuring and other related costs	(157)	3
Legal provisions[1,2]	(1,421)	—
Currency translation on operating expenses notable items		8
1During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.
2During 3Q25, a $0.3bn provision was recognised in connection with the French National Financial Prosecutor investigation relating to the dividend withholding tax treatment of certain historical trading activities in HSBC Bank plc, which is at an advanced stage.
3Q25 compared with 3Q24 – constant currency basis

Movement in profit before tax compared with 3Q24 – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	17,788	17,172	616	4	(362)
ECL	(1,008)	(995)	(13)	(1)	3
Operating expenses	(10,076)	(8,211)	(1,865)	(23)	57
Share of profit from associates and joint ventures	591	607	(16)	(3)	—
Profit before tax	7,295	8,573	(1,278)	(15)	(302)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 31.
3Q25 compared with 3Q24 – performance commentary
Reported profit before tax of $7.3bn was $1.2bn lower compared with 3Q24, reflecting the recognition of legal provisions of $1.4bn in 3Q25 on historical matters that are classified as notable items. This was partly offset by revenue growth of $0.8bn or 5%, with strong performances in fee and other income in Wealth in our IWPB and Hong Kong business segments, while fee and other income fell in Global Foreign Exchange and Debt and Equity Markets in CIB.
Reported profit after tax of $5.5bn fell by 18% compared with 3Q24.
On a constant currency basis, profit before tax of $7.3bn was 15% lower compared with 3Q24.
Reported revenue of $17.8bn was $0.8bn or 5% higher than in 3Q24. The rise in revenue was driven by higher fee and other income in
Wealth, mainly from strong performances in Insurance from a higher contractual service margin (‘CSM‘) release and favourable experience variances, and in investment distribution supported by increased customer activity. This was partly offset by a reduction in fee and other income in Global Foreign Exchange of $0.1bn and in Debt and Equity Markets, reflecting lower client activity due to market uncertainty on the path of interest rates.
The increase in revenue included a net favourable movement in notable items of $0.1bn. This included the non-recurrence of a $0.3bn loss in
3Q24 on the early redemption of legacy securities, and in 3Q25, a loss on the planned disposal of our UK life insurance entity.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
11
NII increased by $1.1bn compared with 3Q24, which included a benefit from the non-recurrence of a $0.3bn loss in 3Q24 on the early redemption of legacy securities, classified as a notable item. The rise also reflected deposit growth and the benefit of our structural hedge, partly offset by a reduction of $0.3bn due to the disposal of our business in Argentina. The fall in interest rates reduced the funding costs of the trading book compared with 3Q24 by $0.7bn, resulting in an increase in banking NII of $0.2bn to $11.0bn.
On a constant currency basis, revenue increased by $0.6bn or 4%. Banking NII rose by $0.4bn on a constant currency basis.
Reported ECL of $1.0bn were stable compared with 3Q24. The charge in 3Q25 primarily related to stage 3 charges on wholesale exposures, including incremental charges related to the Hong Kong CRE sector of $0.2bn, a charge against a Middle Eastern exposure of $0.1bn and charges against a small number of exposures in our UK business. This was partly offset by releases due to a stabilisation in the macroeconomic outlook during 3Q25. ECL in 3Q24 included charges against exposures in the onshore Hong Kong CRE ($0.1bn) and mainland China CRE
($0.1bn) sectors.
ÑFor further details of the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 46 to 51.
Reported operating expenses of $10.1bn were $1.9bn or 24% higher. The increase reflected notable items in 3Q25, including legal provisions of $1.4bn on historical matters, comprising $1.1bn in connection with developments in a claim in Luxembourg relating to the Bernard L. Madoff
Investment Securities LLC fraud, and $0.3bn relating to certain historical trading activities in HSBC Bank plc. Notable items also included $0.2bn of restructuring and other related costs in 3Q25 related to our organisational simplification, mainly severance costs. Reported operating expenses growth also reflected higher planned spend and investment in technology and the impacts of inflation. These increases were partly offset by reductions following the completion of the disposal of our business in Argentina, the benefits from our restructuring activities and an adverse impact from foreign currency translation differences of $0.1bn.
On a constant currency basis, operating expenses increased by $1.9bn or 23%. Target basis operating expenses were $0.3bn or 3% higher than in 3Q24.
Reported share of profit from associates and joint ventures of $0.6bn was $16m or 3% lower.
Tax expense in 3Q25 was a charge of $1.8bn, representing an effective tax rate of 24.6%. The effective tax rate for 3Q25 was increased by
4.4% due to legal provisions on which no tax benefit is recorded. Tax expense in 3Q24 was a charge of $1.7bn, representing an effective tax rate of 20.4%.
On 28 October 2025, the Board announced a third interim dividend for 2025 of $0.10 per ordinary share. For further details, see page 56.
9M25 compared with 9M24 – reported results

Movement in reported profit compared with 9M24
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	51,910	54,290	(2,380)	(4)	(5,273)
– of which: net interest income	25,598	24,548	1,050	4	(1,485)
ECL	(2,949)	(2,052)	(897)	(44)	79
Operating expenses	(27,098)	(24,439)	(2,659)	(11)	511
Share of profit from associates and joint ventures	1,242	2,233	(991)	(44)	—
Profit before tax	23,105	30,032	(6,927)	(23)	(4,683)
Tax expense	(5,161)	(5,618)	457	8
Profit after tax	17,944	24,414	(6,470)	(27)
Revenue excluding notable items	53,297	50,930	2,367	5
Profit before tax excluding notable items	28,031	26,799	1,232	5
1For details, see ‘Strategic transactions supplementary analysis‘ on page 31.

Supplementary management view of revenue
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	32,362	33,071	(709)	(2)	(1,560)
Fee and other income	20,935	17,859	3,076	17	376
– Wealth	7,245	5,801	1,444	25	(107)
– Wholesale Transaction Banking	8,245	7,900	345	4	(157)
– Other	5,445	4,158	1,287	31	640
Revenue excluding notable items[3]	53,297	50,930	2,367	5	(1,184)
Notable items	(1,387)	3,360	(4,747)	>(100)	(4,089)
Revenue	51,910	54,290	(2,380)	(4)	(5,273)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 31.
2For a reconciliation of banking NII to reported NII, see page 14. Banking NII in our supplementary management view of revenue excludes notable items, which were nil in 9M25 (9M24: $283m, relating to the early redemption of legacy securities).
3For a reconciliation of reported revenue to revenue excluding notable items, see page 39.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
12

Notable items
	Nine months ended
	30 Sep 2025	30 Sep 2024
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(283)	3,643
Dilution loss of interest in BoCom associate	(1,104)	—
Early redemption of legacy securities	—	(283)
Currency translation on revenue notable items	—	(4)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(345)	(149)
Restructuring and other related costs	(773)	22
Legal provisions[1,2]	(1,421)	—
Currency translation on operating expenses notable items	—	11
Associates and joint ventures
Impairment losses of interest in BoCom associate	(1,000)	—
1During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.
2During 3Q25, a $0.3bn provision was recognised in connection with the French National Financial Prosecutor investigation relating to the dividend withholding tax treatment of certain historical trading activities in HSBC Bank plc, which is at an advanced stage.
9M25 compared with 9M24 – constant currency basis

Movement in profit before tax compared with 9M24 – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	51,910	54,229	(2,319)	(4)	(5,055)
ECL	(2,949)	(1,988)	(961)	(48)	67
Operating expenses	(27,098)	(24,403)	(2,695)	(11)	366
Share of profit from associates and joint ventures	1,242	2,226	(984)	(44)	—
Profit before tax	23,105	30,064	(6,959)	(23)	(4,622)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 31.
9M25 compared with 9M24 – performance commentary
Reported profit before tax of $23.1bn was $6.9bn lower than in 9M24, primarily reflecting the $8.2bn year-on-year impact of notable items.
These included the non-recurrence of $3.6bn in net gains in 9M24 relating to our disposals in Canada and Argentina, the recognition of dilution and impairment losses in 9M25 of $2.1bn related to our associate BoCom, legal provisions of $1.4bn and restructuring and other related costs associated with our organisational simplification of $0.8bn in 9M25.
On a constant currency basis, profit before tax of $23.1bn was $7.0bn lower than in 9M24, while excluding notable items it increased by $1.2bn or 4%.
Reported profit after tax of $17.9bn was $6.5bn or 27% lower compared with 9M24.
Reported revenue of $51.9bn was $2.4bn or 4% lower due to a net adverse movement in notable items of $4.7bn, primarily relating to the non-recurrence of net gains in 9M24 related to our disposals in Canada and Argentina. It also included a dilution loss of $1.1bn following the completion of BoCom’s capital issuance in June 2025, which reduced our interest from 19.03% to 16.00%.
Revenue excluding notable items increased by $2.4bn, primarily reflecting higher fee and other income in Wealth and CIB, partly offset by a reduction in banking NII. There was a strong performance in Insurance, due to a higher CSM release and favourable experience variances, and growth in our Private Bank and investment distribution from higher customer activity. Fee and other income rose in Wholesale Transaction
Banking reflecting a strong performance in the first half of 2025, particularly in Global Foreign Exchange amid elevated market volatility, as well as in Debt and Equity Markets.
NII increased by $1.1bn compared with 9M24, including an adverse impact from business disposals in Argentina and Canada of $1.5bn and an adverse impact of foreign currency translation differences of $0.4bn. Excluding these factors, NII increased due to the benefit of our structural hedge, deposit growth and lower costs of funding, which mitigated the impact of lower market interest rates. It also included a benefit from the non-recurrence of a $0.3bn loss in 3Q24 on the early redemption of legacy securities, classified as a notable item. The fall in interest rates reduced the funding costs of the trading book, which resulted in a reduction in banking NII of $0.4bn to $32.4bn.
On a constant currency basis, revenue decreased by $2.3bn or 4% and banking NII fell by $0.1bn.
Reported ECL of $2.9bn were $0.9bn or 44% higher than in 9M24. The charge in 9M25 included charges of $0.7bn related to the Hong Kong
CRE sector, which was $0.6bn higher than in 9M24. This reflected higher allowances for new defaulted exposures, the impact of an over-supply of non-residential properties that has put continued downward pressure on rental and capital values, and updates to our models used for ECL calculations. The 9M25 period also included a charge against a single Middle Eastern exposure in the third quarter.
In 9M24, the ECL charge benefited from allowance releases, mainly in the UK, and from a recovery relating to a single CIB client.
On a constant currency basis, ECL charges were $1.0bn higher than in 9M24.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
13
Reported operating expenses of $27.1bn were $2.7bn or 11% higher. The increase primarily reflected notable items in 9M25, including legal provisions of $1.4bn, restructuring and other related costs in 9M25 of $0.8bn related to our organisational simplification, mainly severance costs that are classified as notable items, and $0.2bn related to strategic transactions. In addition, growth in reported operating expenses included higher planned spend and investment in technology, and the impacts of inflation. These increases were partly offset by reductions following the completion of business disposals in Canada and Argentina, the benefits delivered by our restructuring activities, and a favourable impact from foreign currency translation differences of $36m.
On a constant currency basis, operating expenses increased by $2.7bn or 11%. Target basis operating expenses were $0.7bn or 3% higher than in 9M24 due to higher planned spend and investment in technology and the impacts of inflation.
The number of employees expressed in full-time equivalent staff at 30 September 2025 was 212,409, an increase of 1,105 compared with
31 December 2024. The number of contractors at 30 September 2025 was 4,086, a decrease of 140 from 31 December 2024.
Reported share of profit from associates and joint ventures less impairment of $1.2bn was $1.0bn or 44% lower, primarily due to an impairment loss of $1.0bn recognised on BoCom following our value-in-use assessment made at 30 June 2025. This was partly offset by an increase in the share of profit from Saudi Awwal Bank (‘SAB’).
Tax expense in 9M25 was a charge of $5.2bn, representing an effective tax rate of 22.3% (9M24: 18.7%). The effective tax rate for 9M25 was increased by the non-deductible impairment and dilution loss in BoCom and legal provisions on which no tax benefit is recorded. Excluding these items, the effective rate for 9M25 was 19.9% (9M24: 21.1%, excluding the impact of the non-taxable gains and losses on the sale of our banking business in Canada and our business in Argentina). The decrease in effective tax rate, excluding these items from 9M24 to 9M25, was primarily the result of movements in uncertain tax positions and prior year adjustments.
Net interest income

	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Interest income	73,369	82,627	24,361	24,595	27,255
Interest expense	(47,771)	(58,079)	(15,584)	(16,076)	(19,618)
Net interest income	25,598	24,548	8,777	8,519	7,637
Average interest-earning assets	2,179,639	2,094,585	2,218,472	2,195,244	2,088,100
	%	%	%	%	%
Gross interest yield[1]	4.50	5.27	4.36	4.49	5.19
Less: gross interest payable[1]	(3.17)	(4.08)	(3.01)	(3.18)	(4.07)
Net interest spread[2]	1.33	1.19	1.35	1.31	1.12
Net interest margin[3]	1.57	1.57	1.57	1.56	1.46
1Gross interest yield is the average annualised interest rate earned on AIEA. Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3Net interest margin is net interest income expressed as an annualised percentage of AIEA.
NII in 3Q25 of $8.8bn increased by $1.1bn or 15% compared with 3Q24, which included a benefit from the non-recurrence of a $0.3bn loss in
3Q24 on the early redemption of legacy securities. The rise also reflected deposit growth and the benefit of our structural hedge, partly offset by a reduction of $0.3bn due to the disposal of our business in Argentina.
NII in 3Q25 of $8.8bn was $0.3bn higher compared with 2Q25, driven by deposit growth, the benefit of our structural hedge particularly in
HSBC UK, and foreign currency translation differences. This was partly offset by increased costs to fund the trading book, reflecting growth in the trading book.
NII in 9M25 of $25.6bn was $1.1bn higher compared with 9M24, which included an adverse impact of $1.5bn from business disposals in
Canada and Argentina, partly offset by a favourable impact of the non-recurrence of a $0.3bn loss in 9M24 on the early redemption of legacy securities. NII growth was driven by the benefit of our structural hedge, an increase in deposits and lower costs of funding, which mitigated the impact of lower market interest rates.
NIM for 3Q25 of 1.57% was 11bps higher compared with 3Q24, including the benefit from the non-recurrence of the loss on early redemption of legacy securities in 3Q24, offset by a reduction due to the disposal of our business in Argentina. NIM was up 1bp in 3Q25 compared with
2Q25, reflecting deposit growth particularly in Asia and the benefit of our structural hedge. NIM for 9M25 was 1.57%, stable compared with
9M24, as improved margins in our main markets were offset by the impact of the disposal of our business in Argentina.
Interest income in 3Q25 of $24.4bn decreased by $0.2bn or 1% compared with 2Q25, and by $2.9bn or 11% compared with 3Q24, due to the business disposals referred to above and lower market interest rates. Excluding the favourable effect of foreign currency translation differences, interest income fell by $0.4bn compared with 2Q25, and by $3.1bn compared with 3Q24.
Interest expense in 3Q25 of $15.6bn decreased by $0.5bn or 3% compared with 2Q25, and by $4.0bn or 21% compared with 3Q24, due to the business disposals referred to above and lower market interest rates. Excluding the adverse effects of foreign currency translation differences, interest expense fell by $0.6bn compared with 2Q25, and by $4.3bn compared with 3Q24.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
14
Banking net interest income

Banking net interest income
	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Net interest income	25,598	24,548	8,777	8,519	7,637
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	7,094	8,560	2,384	2,307	3,051
Third-party net interest income from insurance	(330)	(320)	(112)	(112)	(104)
Banking net interest income	32,362	32,788	11,049	10,714	10,584
Currency translation		(324)		88	28
Banking net interest income – on a constant currency basis	32,362	32,464	11,049	10,802	10,612
Banking net interest income – on a reported basis	32,362	32,788	11,049	10,714	10,584
– of which:
The Hongkong and Shanghai Banking Corporation Limited	15,966	16,227	5,351	5,176	5,475
HSBC UK Bank plc	8,477	7,705	2,969	2,846	2,643
HSBC Bank plc	3,780	3,448	1,351	1,325	1,152
Banking NII adjusts our NII, primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the
Group’s banking revenue that is directly impacted by changes in interest rates. It is defined as Group net interest income after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding cost of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign currency deployment and funding in our entities; and
–third-party net interest income in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in CIB in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding cost reported in net interest income with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.
Banking NII was $32.4bn in 9M25, a reduction of $0.4bn or 1% compared with 9M24, mainly due to a reduction of $1.6bn from the disposals of our business in Argentina and our banking business in Canada, and an adverse impact from foreign currency translation differences of $0.3bn.
Banking NII growth was driven by the benefit of our structural hedge, deposit growth and lower costs of funding, which mitigated the impact of lower market interest rates. Banking NII also deducts third-party NII related to our Insurance business, which was $0.3bn, broadly stable compared with 9M24. The funding costs associated with generating trading and fair value income were $7.1bn, a decrease of $1.5bn compared with 9M24, reflecting the reduction in interest rates that offset a rise in trading book balances.
The internally allocated funding to generate trading and fair value income was approximately $236bn at 30 September 2025, a rise of approximately $26bn since 30 September 2024, and up $28bn compared with 30 June 2025. This relates to trading, fair value and associated net asset balances predominantly in CIB.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
15
Summary consolidated balance sheet

	At
	30 Sep 2025	30 Jun 2025	31 Dec 2024
	$m	$m	$m
Assets
Cash and balances at central banks	246,821	246,360	267,674
Trading assets	357,418	333,745	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	134,408	128,942	115,769
Derivatives	213,903	249,672	268,637
Loans and advances to banks	105,202	107,582	102,039
Loans and advances to customers	982,886	981,722	930,658
Reverse repurchase agreements – non-trading	278,615	283,204	252,549
Financial investments	563,159	547,955	493,166
Assets held for sale	46,026	38,978	27,234
Other assets	305,785	296,211	244,480
Total assets	3,234,223	3,214,371	3,017,048
Liabilities
Deposits by banks	98,126	97,782	73,997
Customer accounts	1,737,247	1,718,604	1,654,955
Repurchase agreements – non-trading	215,308	195,532	180,880
Trading liabilities	73,182	70,653	65,982
Financial liabilities designated at fair value	162,914	163,589	138,727
Derivatives	217,438	257,601	264,448
Debt securities in issue	98,240	102,129	105,785
Insurance contract liabilities	120,169	118,297	107,629
Liabilities of disposal groups held for sale	52,616	46,165	29,011
Other liabilities	260,295	244,150	203,361
Total liabilities	3,035,535	3,014,502	2,824,775
Equity
Total shareholders’ equity	191,430	192,554	184,973
Non-controlling interests	7,258	7,315	7,300
Total equity	198,688	199,869	192,273
Total liabilities and equity	3,234,223	3,214,371	3,017,048

Combined view of customer lending and customer deposits
	At
	30 Sep 2025	30 Jun 2025	31 Dec 2024
	$m	$m	$m
Loans and advances to customers	982,886	981,722	930,658
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	2,922	2,162	965
– private banking business in Germany	330	359	309
– Germany custody business	441	864	—
– business in South Africa	684	758	656
– retail banking business in Bahrain	172	181	—
– retail banking business in Sri Lanka	103	—	—
– business in Uruguay	1,192	—	—
Non-current assets held for sale	106	125	12
Combined customer lending	985,914	984,010	931,635
Currency translation		(4,459)	39,796
Combined customer lending at constant currency	985,914	979,551	971,431
Customer accounts	1,737,247	1,718,604	1,654,955
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	18,562	19,088	5,399
– private banking business in Germany	1,522	2,662	2,085
– Germany custody business	12,277	12,392	—
– business in South Africa	2,077	3,210	3,294
– retail banking business in Bahrain	777	824	—
– retail banking business in Sri Lanka	467	—	—
– business in Uruguay	1,442	—	—
– other	—	—	20
Combined customer deposits	1,755,809	1,737,692	1,660,354
Currency translation		(6,800)	64,721
Combined customer deposits at constant currency	1,755,809	1,730,892	1,725,075

Balance sheet commentary
Balance sheet – 30 September 2025 compared with 30 June 2025
At 30 September 2025, our total assets of $3.2tn were $19.9bn higher on a reported basis and included adverse effects of foreign currency translation differences of $12.1bn. On a constant currency basis, total assets were $31.9bn higher, as an increase in trading assets and financial investments was partly offset by a decrease in derivative assets.
Loans and advances to customers as a percentage of customer accounts were 56.6%, compared with 57.1% at 30 June 2025.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
16
Loans and advances to customers of $983bn were $1.2bn higher on a reported basis. This included an adverse effect of foreign currency translation differences of $4.5bn. Excluding foreign currency translation differences, customer lending balances increased by $5.6bn.
The following movements are on a constant currency basis.
In our UK business, customer lending rose by $5.4bn, primarily driven by growth in commercial customer lending and continued growth in mortgage balances.
In IWPB, customer lending increased by $3.2bn, reflecting growth in Private Bank lending in Hong Kong and Singapore, and mortgage balances in Singapore and Australia.
In our Hong Kong business, customer lending decreased by $2.6bn. This was driven by lower term and other lending balances, reflecting muted commercial banking customer demand, which was partly offset by growth in overdrafts and credit card balances.
In CIB, customer lending was broadly stable, as lower term and other lending in our entities in Hong Kong and the US was partly offset by growth in overdraft balances in our main entity in the UK.
Customer accounts of $1,737bn increased by $18.6bn on a reported basis. This included adverse effects of foreign currency translation differences of $6.9bn. Excluding foreign currency translation differences, customer accounts increased by $25.5bn.
The following movements are on a constant currency basis.
In CIB, customer accounts increased by $25.4bn. This was driven by growth in term deposits in our legal entities in Hong Kong and mainland
China, including an increase in balances relating to a small number of clients, and from other savings accounts in Singapore. There was also deposit growth in the UK, the Middle East and the US.
Growth in our UK business of $3.4bn was offset by reductions in our Hong Kong business of $2.7bn, and in IWPB of $0.6bn.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity. At 30 September 2025, we had recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $1.9bn related to these hold-to-collect-and-sell positions, excluding investments held in our insurance business. This compared with an unrealised loss of $2.1bn at 30 June 2025, and reflected a $0.2bn pre-tax gain in 3Q25, inclusive of movements on related fair value hedges.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect and are held to manage our interest rate exposure. At 30 September 2025, the debt instruments within this portfolio had a cumulative unrecognised loss of $0.9bn, representing a $0.5bn deterioration during 3Q25.
Risk-weighted assets – 30 September 2025 compared with 30 June 2025
RWAs of $878.8bn have decreased by $8.1bn since 30 June 2025, including a fall of $2.1bn from foreign currency translation differences. The remaining $6.0bn decrease was mainly attributable to reductions in stressed value at risk within market risk RWAs and credit risk parameter refinements, predominantly in CIB and Corporate Centre.
ÑFor further details on RWAs, see page 54.

Business disposals
We reported balances of $46.0bn in assets held for sale and $52.6bn in liabilities held for sale at 30 September 2025. This is inclusive of business disposal groups that met the held for sale criteria, for which we reported balances of $45.6bn in assets and $52.6bn in liabilities as held for sale at 30 September 2025. This included reclassifications made in the third quarter of 2025 of $8.5bn in assets and $8.5bn in liabilities, in respect of our UK life insurance business, our business in Uruguay, our retail banking business in Sri Lanka and our fund administration business in Germany. We recognised an immaterial net loss on disposals during the third quarter of 2025.
During the fourth quarter of 2025, we expect to recognise certain key impacts from strategic transactions that will be classified as material notable items and are excluded for the purpose of computing our dividend payout ratio. These impacts include an estimated $1.5bn loss on the recycling of the cumulative fair value changes recognised through other comprehensive income to the income statement on completion of the sale of our French retained portfolio of home and certain other loans, which has no incremental impact on CET1 capital. In addition, we expect to recognise an estimated $0.3bn loss on the reclassification as held for sale of our Malta business, an estimated $0.1bn loss on the recycling of reserves associated with our French life insurance business on completion, an estimated $0.1bn gain on the sale of our German private banking business, which completed on 3 October 2025, and an estimated $0.1bn gain on completion of the sale of our Bahrain retail banking business.
Retained portfolio of home and certain other loans in France
Following the sale of our retail banking operations on 1 January 2024, HSBC Continental Europe retained a portfolio of home and certain other loans, with a carrying value of €7.1bn ($8.3bn) at the time of sale. During the fourth quarter of 2024, we began actively marketing the retained portfolio for sale. As a result, on 1 January 2025 we reclassified the portfolio to a hold-to-collect-and-sell business model, measuring it at fair value through other comprehensive income (’FVOCI’). In the fourth quarter of 2024, we entered into non-qualifying economic hedges to hedge interest rate risk on the portfolio and recognised a $0.1bn mark-to-market gain in ‘net income from financial instruments held for trading or managed on a fair value basis’ in 2025. The disposal group met held for sale criteria in the second quarter of 2025, with balances remaining classified as held for sale at 30 September 2025 of $6.0bn in loans.
On 18 July 2025, HSBC Continental Europe signed a memorandum of understanding with a consortium comprising Rothesay Life plc and CCF regarding the sale of the portfolio. Following the completion of the requisite works council consultation processes, the parties entered into a sale and purchase agreement on 16 October 2025. The transaction is expected to complete in the fourth quarter of 2025, when cumulative fair value losses recognised through other comprehensive income on the remeasurement of the financial instruments would recycle to the income statement. These stood at $1.5bn at 30 September 2025.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
17
Other business disposals
On 3 October 2025, HSBC Continental Europe completed the sale of its private banking business in Germany to BNP Paribas. Prior to completion, as at 30 September 2025, the balances that remained classified as held for sale were $1.5bn in assets and $1.5bn in liabilities. In the fourth quarter of 2025, we will recognise an estimated pre-tax gain on disposal of $0.1bn.
On 24 September 2025, The Hongkong and Shanghai Banking Corporation Limited, Sri Lanka branch, entered into a binding agreement to sell its retail banking business to Nations Trust Bank PLC. The transaction, which is subject to regulatory approvals, is expected to complete in the first half of 2026, at which point an estimated immaterial pre-tax gain on disposal will be recognised.
On 16 September 2025, HSBC Continental Europe signed a put option agreement with CrediaBank S.A. regarding the potential sale of its majority shareholding of 70.03% in HSBC Bank Malta plc. The potential transaction, which remains subject to a works council consultation process and regulatory approvals, is expected to complete in the second half of 2026. The potential sale is expected to generate an estimated pre-tax loss on disposal of $0.4bn, which we expect to recognise largely in the fourth quarter of 2025 upon classification of the disposal group as held for sale.
On 27 July 2025, HSBC Latin America Holdings (UK) Limited entered into a binding agreement to sell HSBC Bank (Uruguay) S.A. to a subsidiary of BTG Pactual Holding SA. The disposal group met the held for sale criteria, with balances classified as held for sale at 30 September 2025 of
$2.1bn in assets and $1.9bn in liabilities and the recognition of an immaterial loss on disposal. The transaction, which is subject to regulatory approvals, is expected to complete in the second half of 2026.
On 11 July 2025, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, reached an agreement to sell its fund administration business, Internationale Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The disposal group met the held for sale criteria, with immaterial balances classified as held for sale at 30 September 2025 in assets and liabilities. In August 2025, we obtained the necessary
Competition Act approval. Completion of the potential sale is subject to customary regulatory approval and the conclusion of negotiations with the German works council, and is expected to complete in the second half of 2026, at which point an immaterial gain on disposal will be recognised.
On 3 July 2025, HSBC Bank plc, a wholly-owned subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. The disposal group met the held for sale criteria, with balances classified as held for sale at
30 September 2025 of $6.3bn in assets and $6.1bn in liabilities and the recognition of a loss on disposal of $0.1bn. The transaction, which is subject to regulatory approval, is expected to complete in early 2026. Upon completion, foreign currency translation reserve losses, which stood at $0.2bn at 30 September 2025, will recycle to the income statement.
On 27 June 2025, HSBC Continental Europe reached an agreement to sell its custody business in Germany to BNP Paribas, subject to customary regulatory and anti-trust approvals and the conclusion of negotiations with the works council in Germany. Following these, it is anticipated that the sale will be completed in a phased manner, starting in the first quarter of 2026. While client consent and related operational requirements may extend the timing for completion of all client transfers, given the signing of a sale and purchase agreement, the disposal group met the held for sale criteria in the second quarter of 2025, with balances remaining classified as held for sale at 30 September 2025 of
$0.5bn in assets and $12.4bn in liabilities. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, which will be recognised in line with completion of client transfers.
On 18 February 2025, HSBC Bank Middle East Limited, Bahrain branch, entered into a binding agreement to transfer its retail banking business in Bahrain to Bank of Bahrain and Kuwait B.S.C. The transaction, which has received regulatory approval, is expected to complete in the fourth quarter of 2025. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, which will be recognised on completion.
On 20 December 2024, HSBC Continental Europe signed a memorandum of understanding for the planned sale of its French life insurance business, HSBC Assurances Vie (France), to Matmut Société d’Assurance Mutuelle. The Share Sale Agreement for the transaction was signed on 21 March 2025 following completion of all relevant employee information and consultation processes. The transaction, which has received regulatory approvals, is expected to complete in the fourth quarter of 2025. The disposal group met held for sale criteria in the fourth quarter of
2024, with balances remaining classified as held for sale at 30 September 2025 of $28.2bn in assets and $27.2bn in liabilities. The transaction is estimated to generate a pre-tax loss of $0.2bn inclusive of migration costs and the recycling of related reserves. The transaction is structured on the basis of a price fixed on the reference date of 30 June 2024. Between this date and completion the loss on disposal will be adjusted for changes in the net asset value, including the entity’s earnings, which will continue to be consolidated into the Group’s results until disposal.
On 25 September 2024, HSBC reached an agreement to transfer its business in South Africa to local lender FirstRand Bank Ltd. The disposal group met held for sale criteria in the fourth quarter of 2024, with balances remaining classified as held for sale at 30 September 2025 of $0.7bn in assets and $2.1bn in liabilities. The transaction, which has received regulatory and governmental approvals, is expected to complete in the first quarter of 2026. Upon subsequent wind-down of the entity, expected in 2026, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 30 September 2025, foreign currency translation reserve and other reserve losses stood at
$0.2bn.

Events after the balance sheet date
On 3 October 2025, HSBC Continental Europe completed the sale of its private banking business in Germany to BNP Paribas. At 30 September
2025, the balances classified as held for sale were $1.5bn in assets and $1.5bn in liabilities. In the fourth quarter of 2025, we will recognise an estimated pre-tax gain on disposal of $0.1bn.
On 9 October 2025, the Group announced that we have put forward a conditional proposal to privatise Hang Seng Bank through a scheme of arrangement. If approved and implemented, this would result in The Hongkong and Shanghai Banking Corporation Limited acquiring all of the remaining shares of Hang Seng Bank held by the minority shareholders, and the withdrawal of the listing of Hang Seng Bank shares from the
Hong Kong Stock Exchange. On approval, a financial liability would be recognised in the Group’s consolidated financial statements for the present value of the proposed HK$106.1bn ($13.7bn) purchase consideration, and a corresponding adjustment to equity, net of derecognising the non-controlling interest – which stood at $6.8bn as at 30 September 2025 – would also be recognised.
In a 2009 lawsuit in Luxembourg relating to the Bernard L. Madoff Investment Securities LLC fraud, HSBC Securities Services Luxembourg
(‘HSSL’) is defending a claim brought by Herald Fund SPC (‘Herald’) for restitution of securities and cash. For prior disclosure on this matter, please refer to page 96 of the HSBC Holdings plc 2025 Interim Report on Form 6-K. On 24 October 2025, the Luxembourg Court of Cassation
denied HSSL’s appeal in respect of Herald’s securities restitution claim, but accepted HSSL’s appeal in respect of Herald’s cash restitution claim. HSSL will now pursue a second appeal before the Luxembourg Court of Appeal. If HSSL is unsuccessful in that second appeal, it will

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
18
contest the amount HSSL is required to pay in subsequent proceedings before the Court of Appeal. Following this development, we recognised a $1.1bn provision, as an adjusting post-balance sheet event, in our consolidated financial results for the third quarter of 2025, an impact of around 15 basis points on the Group’s CET1 capital ratio. Given the pendency of the second appeal and the complexities and uncertainties associated with determining the quantum of restitution, the eventual financial impact could be significantly different. The provision was classified as a material notable item and will not impact 2025 RoTE excluding notable items or any dividend.

Business segments
Our business segments – Hong Kong, UK, Corporate and Institutional Banking and International Wealth and Premier Banking – along with
Corporate Centre – are our reportable segments under IFRS 8 ‘Operating Segments’.
The Group Operating Committee is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Business segment results are assessed by the CODM on the basis of constant currency performance. We separately disclose ‘notable items’, as described on page 7.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to business segments are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for business segments are presented in Corporate Centre.
As required by IFRS 8, reconciliations of the constant currency results to the Group’s reported results are presented on page 26. Supplementary reconciliations of constant currency to reported results by business segment are presented on pages 27 to 32 for information purposes.

Hong Kong – constant currency basis
9M25 compared with 9M24

Results – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	11,812	11,228	584	5	—
ECL	(1,168)	(721)	(447)	(62)	—
Operating expenses	(3,519)	(3,539)	20	1	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	7,125	6,968	157	2	—
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[4]
	$m	$m	$m	%	$m
Banking NII[1]	8,809	8,935	(126)	(1)	—
Fee and other income	3,003	2,293	710	31	—
– Retail Banking and Wealth	2,110	1,439	671	47	—
– Retail Banking	260	238	22	9	—
– Wealth	1,747	1,161	586	50	—
– Other[2]	103	40	63	>100
– Commercial Banking	893	854	39	5	—
– Wholesale Transaction Banking	548	529	19	4	—
– Credit and Lending	60	65	(5)	(8)	—
– Other[2]	285	260	25	10	—
Revenue excluding notable items	11,812	11,228	584	5	—
Notable items	—	—	—	n/a	—
Revenue	11,812	11,228	584	5	—
RoTE (annualised)[3] (%)	34.5	37.3
RoTE excluding notable items (annualised)[3] (%)	34.5	37.3
1For a description of how we derive banking NII, see page 8. In the Hong Kong business, there are no adjustments to NII to derive banking NII.
2Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
3For details of our RoTE calculation by business segment, see page 40.
4Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
Profit before tax of $7.1bn increased by $0.2bn or 2% compared with 9M24 on a constant currency basis.
Revenue of $11.8bn was $0.6bn or 5% higher on a constant currency basis.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
19
Banking NII of $8.8bn decreased by $0.1bn or 1%. The decrease was due to the impact of lower margins, including a reduction due to lower
Hong Kong interbank offered rates (’HIBOR’) during the second and third quarters of 2025 relative to 9M24, and from lower lending balances.
This was partly offset by deposit balance growth of $24bn or 5% since 30 September 2024 and a lower cost of funding as interest rates fell.
Fee and other income of $3.0bn grew by $0.7bn or 31%, primarily reflecting an increase of $0.6bn or 50% in Wealth from a strong performance in investment distribution due to higher client activity.
ECL of $1.2bn in 9M25 increased by $0.4bn compared with 9M24 on a constant currency basis, including charges in both periods related to the
Hong Kong CRE sector. In 9M25, the increased charge in this sector reflected higher allowances for new defaulted exposures, the impact of an over-supply of non-residential properties that has put continued downward pressure on rental and capital values, and updates to our models used for ECL calculations.
Operating expenses of $3.5bn were $20m lower on a constant currency basis, reflecting the impact of lower operations costs. This was broadly offset by increases reflecting higher planned spend on technology, including the development of our Wealth proposition, and the impact of inflation.
3Q25 compared with 3Q24

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	3,964	3,796	168	4	—
ECL	(304)	(383)	79	21	—
Operating expenses	(1,209)	(1,199)	(10)	(1)	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	2,451	2,214	237	11	—
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[3]
	$m	$m	$m	%	$m
Banking NII[1]	2,934	3,006	(72)	(2)	—
Fee and other income	1,030	790	240	30	—
– Retail Banking and Wealth	748	500	248	50	—
– Retail Banking	84	83	1	1	—
– Wealth	646	401	245	61	—
– Other[2]	18	16	2	13
– Commercial Banking	282	290	(8)	(3)	—
– Wholesale Transaction Banking	187	183	4	2	—
– Credit and Lending	17	21	(4)	(19)	—
– Other[2]	78	86	(8)	(9)	—
Revenue excluding notable items	3,964	3,796	168	4	—
Notable items	—	—	—	n/a	—
Revenue	3,964	3,796	168	4	—
1For a description of how we derive banking NII, see page 8. In the Hong Kong business, there are no adjustments to NII to derive banking NII.
2Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
3Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
Profit before tax of $2.5bn was $0.2bn or 11% higher than in 3Q24 on a constant currency basis, primarily due an increase in revenue of $0.2bn, driven by growth in fee and other income from Wealth reflecting higher client activity, partly offset by a fall in banking NII of $0.1bn. In addition,
ECL charges fell by $0.1bn on a constant currency basis.

UK – constant currency basis
9M25 compared with 9M24

Results – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	9,569	9,159	410	4	—
ECL	(594)	(238)	(356)	>(100)	—
Operating expenses	(4,052)	(3,665)	(387)	(11)	(3)
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	4,923	5,256	(333)	(6)	(3)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
20

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[4]
	$m	$m	$m	%	$m
Banking NII[1]	8,161	7,687	474	6	—
Fee and other income	1,408	1,472	(64)	(4)	—
– Retail Banking and Wealth	489	558	(69)	(12)	—
– Retail Banking	204	188	16	9	—
– Wealth	269	311	(42)	(14)	—
– Other[2]	16	59	(43)	(73)	—
– Commercial Banking	919	914	5	1	—
– Wholesale Transaction Banking	667	684	(17)	(2)	—
– Credit and Lending	176	159	17	11	—
– Other[2]	76	71	5	7	—
Revenue excluding notable items	9,569	9,159	410	4	—
Notable items	—	—	—	n/a	—
Revenue	9,569	9,159	410	4	—
RoTE (annualised)[3] (%)	23.1	26.1
RoTE excluding notable items (annualised)[3] (%)	23.3	26.7
1For a description of how we derive banking NII, see page 8. In the UK business, there are no adjustments to NII to derive banking NII.
2Includes revenue from Markets Treasury. It also includes other non-product-specific income, gains/(losses) on property disposals and notional tax credits.
3For details of our RoTE calculation by business segment, see page 40.
4Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
Profit before tax of $4.9bn was $0.3bn or 6% lower than in 9M24 on a constant currency basis.
Revenue of $9.6bn was $0.4bn or 4% higher on a constant currency basis.
Banking NII of $8.2bn increased by $0.5bn or 6%, driven by the continued benefit of our structural hedge. It also reflected higher lending balances across mortgages and corporate lending and growth in deposits, in line with the increase in the overall market size, which mitigated reductions in interest rates and margin compression on mortgages.
Fee and other income of $1.4bn fell by $0.1bn or 4% due to lower fees on foreign exchange transactions in Retail Banking and Wealth.
ECL of $0.6bn in 9M25 increased by $0.4bn compared with 9M24 on a constant currency basis. The increase mainly reflected a more normalised level of ECL in 9M25 and the non-recurrence of allowance releases in 9M24.
Operating expenses of $4.1bn increased by $0.4bn or 11% on a constant currency basis. The increase primarily reflected higher planned investment spend in technology, including on operational resilience, and an increase in restructuring and other related costs. This was partly mitigated by continued cost discipline.
3Q25 compared with 3Q24

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	3,341	3,165	176	6	—
ECL	(271)	(180)	(91)	(51)	—
Operating expenses	(1,428)	(1,262)	(166)	(13)	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	1,642	1,723	(81)	(5)	—
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
21

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[3]
	$m	$m	$m	%	$m
Banking NII[1]	2,855	2,661	194	7	—
Fee and other income	486	504	(18)	(4)	—
– Retail Banking and Wealth	173	204	(31)	(15)	—
– Retail Banking	70	68	2	3	—
– Wealth	94	107	(13)	(12)	—
– Other[2]	9	29	(20)	(69)	—
– Commercial Banking	313	300	13	4	—
– Wholesale Transaction Banking	223	235	(12)	(5)	—
– Credit and Lending	65	56	9	16	—
– Other[2]	25	9	16	>100	—
Revenue excluding notable items	3,341	3,165	176	6	—
Notable items	—	—	—	n/a	—
Revenue	3,341	3,165	176	6	—
1For a description of how we derive banking NII, see page 8. In the UK business, there are no adjustments to NII to derive banking NII.
2Includes revenue from Markets Treasury. It also includes other non-product-specific income, gains/(losses) on property disposals and notional tax credits.
3Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
Profit before tax of $1.6bn was $0.1bn or 5% lower than in 3Q24 on a constant currency basis. The reduction was primarily due to an increase in operating expenses of $0.2bn or 13% on a constant currency basis, reflecting an inflationary impact and higher planned investment spend, and higher ECL charges of $0.1bn relating to the Commercial Banking portfolio. This was partly offset by an increase in revenue of $0.2bn or 6%
driven by an increase in Banking NII of $0.2bn on a constant currency basis, reflecting the benefit of our structural hedge and balance sheet growth, partly offset by lower fee and other income.

Corporate and Institutional Banking – constant currency basis
9M25 compared with 9M24

Results – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	20,846	20,111	735	4	(575)
ECL	(463)	(337)	(126)	(37)	39
Operating expenses	(11,474)	(10,621)	(853)	(8)	64
Share of profit/(loss) from associates and joint ventures	—	1	(1)	(100)	—
Profit before tax	8,909	9,154	(245)	(3)	(472)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[4]
	$m	$m	$m	%	$m
Banking NII[1]	10,725	10,900	(175)	(2)	(710)
Fee and other income	10,127	9,225	902	10	141
– Wholesale Transaction Banking	7,029	6,676	353	5	(127)
– Investment Banking	762	709	53	7	(3)
– Debt and Equity Markets	1,893	1,739	154	9	32
– Wholesale Credit and Lending	423	469	(46)	(10)	(51)
– Other[2]	20	(368)	388	>100	290
Revenue excluding notable items	20,852	20,125	727	4	(569)
Notable items	(6)	(14)	8	57	(6)
Revenue	20,846	20,111	735	4	(575)
RoTE (annualised)[3] (%)	15.5	15.1
RoTE excluding notable items (annualised)[3] (%)	16.8	15.2
1For a description of how we derive banking NII, see page 8. In CIB, there are no adjustments to NII to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in ’fee and other income’. On consolidation, this funding is eliminated in Corporate Centre. In 9M25, this funding cost was
$7.1bn (9M24: $8.6bn).
2Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes notional tax credits.
3For details of our RoTE calculation by business segment, see page 40.
4Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
22
Profit before tax of $8.9bn was $0.2bn or 3% lower than in 9M24 on a constant currency basis.
Revenue of $20.8bn was $0.7bn or 4% higher on a constant currency basis, including the adverse impact of the disposals of our businesses in
Canada and Argentina.
Banking NII of $10.7bn decreased by $0.2bn or 2%, mainly due to a reduction of $0.7bn from business disposals. Banking NII reflected the impact of lower interest rates in GPS, partly offset by a 5% growth in average balances. Banking NII increased in GTS due to a growth of 8% in average balances, mainly in our legal entities in Asia following growth in client demand. There was also a rise in other NII, in part from the benefit of our structural hedge on capital held in the business.
Fee and other income of $10.1bn increased by $0.9bn or 10%.
–In Wholesale Transaction Banking, fee and other income increased by $0.4bn or 5%, mainly due to higher income in Global Foreign
Exchange from elevated market volatility in 9M25 and growth in Securities Services, which benefited from higher asset values.
–In Debt and Equity Markets, fee and other income was up $0.2bn or 9%. Growth in Debt Markets was driven by client demand for US dollar structured note issuance due to higher interest rates. Equities benefited from new client onboarding in prime finance and robust institutional financing demand. Equity derivatives benefited from the rise in market volatility due to macroeconomic uncertainty.
–In Other, fee and other income increased by $0.4bn, largely due to the non-recurrence of adverse hyperinflationary impacts in Argentina.
ECL of $0.5bn in 9M25 increased by $0.1bn compared with 9M24 on a constant currency basis. The increase included a charge against a single
Middle Eastern exposure, which compared with releases in 9M24 relating to a single client in the UK.
Operating expenses of $11.5bn were $0.9bn or 8% higher than in 9M24 on a constant currency basis. The increase reflected the impact of notable items including restructuring and other related costs, a legal provision, and costs associated with the wind-down of our M&A and equity capital markets (’ECM’) activities in the UK, Europe and the US, and impairments in Germany. It also reflected higher planned spend and investment in technology, and inflationary impacts. These increases were partly mitigated by cost reductions from our organisational simplification and the impact of business disposals in Canada and Argentina.
3Q25 compared with 3Q24

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	6,729	6,778	(49)	(1)	(79)
ECL	(164)	(161)	(3)	(2)	(4)
Operating expenses	(4,018)	(3,584)	(434)	(12)	40
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	2,547	3,033	(486)	(16)	(43)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[3]
	$m	$m	$m	%	$m
Banking NII[1]	3,711	3,586	125	3	(108)
Fee and other income	3,024	3,192	(168)	(5)	35
– Wholesale Transaction Banking	2,198	2,286	(88)	(4)	(15)
– Investment Banking	220	237	(17)	(7)	—
– Debt and Equity Markets	371	586	(215)	(37)	2
– Wholesale Credit and Lending	145	165	(20)	(12)	(1)
– Other[2]	90	(82)	172	>100	49
Revenue excluding notable items	6,735	6,778	(43)	(1)	(73)
Notable items	(6)	—	(6)	n/a	(6)
Revenue	6,729	6,778	(49)	(1)	(79)
1For a description of how we derive banking NII, see page 8. In CIB, there are no adjustments to NII to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in ’fee and other income’. On consolidation, this funding is eliminated in Corporate Centre. In 3Q25, this funding cost was
$2.4bn (3Q24: $3.1bn).
2Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes notional tax credits.
3Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
Profit before tax of $2.5bn was $0.5bn or 16% lower than in 3Q24 on a constant currency basis. Revenue was $49m or 1% lower on a constant currency basis. Banking NII was $0.1bn higher, which was more than offset by a fall in fee and other income of $0.2bn in the context of a strong
3Q24, which benefited from higher levels of volatility. The reduction was in Global Foreign Exchange due to a challenging market environment, which included margin compression, and in Debt and Equity Markets reflecting lower client activity due to market uncertainty on the path of interest rates, and a higher cost of funding related to trading activities, primarily on bullion balances from higher market demand. These reductions were partly offset by an increase in Markets Treasury allocations and the non-recurrence of adverse hyperinflationary impacts in
Argentina in 3Q24. ECL of $0.2bn were broadly stable compared with 3Q24 on a constant currency basis, as a net release of charges in Asia mitigated a charge against a single Middle Eastern exposure in 3Q25. Operating expenses were $0.4bn or 12% higher on a constant currency basis, due to the impact of notable items, a legal provision in 3Q25, costs associated with our restructuring activities and costs to exit non-
strategic businesses, primarily the wind-down of our M&A and ECM businesses.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
23
International Wealth and Premier Banking – constant currency basis
9M25 compared with 9M24

Results – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	10,834	10,578	256	2	(617)
ECL	(657)	(665)	8	1	27
Operating expenses	(6,819)	(6,490)	(329)	(5)	238
Share of profit/(loss) from associates and joint ventures	26	41	(15)	(37)	—
Profit before tax	3,384	3,464	(80)	(2)	(351)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

Management view of revenue – on a constant currency basis
	Nine months ended
	30 Sep 2025	30 Sep 2024	Variance
			9M25 vs. 9M24
					of which strategic transactions[4]
	$m	$m	$m	%	$m
Banking NII[1]	5,225	5,801	(576)	(10)	(501)
Fee and other income	5,776	4,722	1,054	22	107
– Retail Banking	483	583	(100)	(17)	(34)
– Wealth	5,228	4,333	895	21	(90)
– Other[2]	65	(194)	259	>100	231
Revenue excluding notable items	11,001	10,523	478	5	(394)
Notable items	(167)	55	(222)	>(100)	(223)
Revenue	10,834	10,578	256	2	(617)
RoTE (annualised)[3] (%)	17.8	18.2
RoTE excluding notable items (annualised)[3] (%)	19.7	17.8
1For a description of how we derive banking NII, see page 8. Banking NII in IWPB is computed by deducting third-party NII in our insurance business from total
IWPB NII, which was $0.3bn in 9M25 (9M24: $0.3bn). Total Insurance NII is presented in ‘fee and other income‘ in Wealth.
2Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.
3For details of our RoTE calculation by business segment, see page 40.
4Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
Profit before tax of $3.4bn was $0.1bn lower than in 9M24 on a constant currency basis, due to the impact of strategic transactions of $0.4bn.
Revenue of $10.8bn was $0.3bn or 2% higher on a constant currency basis, including an adverse impact of $0.6bn from strategic transactions.
Banking NII of $5.2bn decreased by $0.6bn or 10%, primarily driven by the impact of disposals in Canada and Argentina of $0.5bn, and the effects of lower interest rates on deposits. This reduction was partly offset by balance sheet growth.
Fee and other income of $5.8bn was up by $1.1bn or 22%, driven by Wealth due to broad-based growth across all products and in multiple markets, including Hong Kong, mainland China, Singapore, Mexico and Taiwan.
In Wealth, fee and other income of $5.2bn was up $0.9bn or 21%.
–Insurance increased by $0.5bn or 31%, reflecting a higher CSM release given continued year-on-year growth in our CSM balance and favourable experience variances. The insurance manufacturing CSM balance at 30 September 2025 was $14.6bn, up $1.5bn or 11%
compared with 30 September 2024. The increase primarily reflected new business CSM growth and included a reduction of $1.0bn from the reclassification of our life insurance businesses in France and the UK to held for sale.
–Private Bank increased by $0.2bn or 18%, as increased customer activity led to strong performances in brokerage and trading, and from higher annuity fees, driven by growth in invested asset balances.
–Investment distribution rose by $0.2bn or 23%, primarily due to higher sales of mutual funds and structured products, mainly in Asia.
Notable items in 9M25 included losses associated with the planned sales of our French life insurance business and our UK life insurance entity.
ECL of $0.7bn in 9M25 were broadly stable compared with 9M24 on a constant currency basis.
Operating expenses of $6.8bn were $0.3bn or 5% higher than in 9M24 on a constant currency basis, primarily reflecting continued investments in Wealth, higher planned spend and investment in technology, the impact of inflation and an increase in restructuring and other related costs.
These increases were partly offset by a reduction in costs following our business disposals in Canada and Argentina.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
24
3Q25 compared with 3Q24

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	3,823	3,645	178	5	(180)
ECL	(204)	(249)	45	18	7
Operating expenses	(2,351)	(2,213)	(138)	(6)	8
Share of profit/(loss) from associates and joint ventures	24	14	10	71	—
Profit before tax	1,292	1,197	95	8	(165)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

Management view of revenue – on a constant currency basis
	Quarter ended
	30 Sep 2025	30 Sep 2024	Variance
			3Q25 vs. 3Q24
					of which strategic transactions[3]
	$m	$m	$m	%	$m
Banking NII[1]	1,785	1,887	(102)	(5)	(82)
Fee and other income	2,148	1,758	390	22	13
– Retail Banking	169	199	(30)	(15)	(10)
– Wealth	1,940	1,567	373	24	(16)
– Other[2]	39	(8)	47	>100	38
Revenue excluding notable items	3,933	3,645	288	8	(69)
Notable items	(110)	—	(110)	n/a	(111)
Revenue	3,823	3,645	178	5	(180)
1For a description of how we derive banking NII, see page 8. Banking NII in IWPB is computed by deducting third-party NII in our insurance business from total
IWPB NII, which was $0.1bn in 3Q25 (3Q24: $0.1bn). Total Insurance NII is presented in ‘fee and other income‘ in Wealth.
2Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.
3Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
Profit before tax of $1.3bn was $0.1bn or 8% higher compared with 3Q24 on a constant currency basis. Revenue increased by $0.2bn or 5% on a constant currency basis reflecting growth in fee and other income in Wealth, with strong performances in all products. This was partly offset by a decrease in banking NII of $0.1bn due to the impact of our business disposal in Argentina. ECL were $45m lower compared with 3Q24 on a constant currency basis, mainly from lower unsecured lending balances in Mexico. Operating expenses of $2.4bn were $0.1bn or 6% higher on a constant currency basis, primarily reflecting continued investments in Wealth, higher planned spend and investment in technology, the impact of inflation and an increase in restructuring and other related costs. These increases were in part mitigated by continued cost discipline and the impact of our business disposal in Argentina.

Corporate Centre – constant currency basis
9M25 compared with 9M24

Results – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	(1,151)	3,153	(4,304)	>(100)	(3,862)
ECL	(67)	(27)	(40)	>(100)	—
Operating expenses	(1,234)	(88)	(1,146)	>(100)	66
Share of profit/(loss) from associates and joint ventures	1,216	2,184	(968)	(44)	—
Profit before tax	(1,236)	5,222	(6,458)	>(100)	(3,796)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
25

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M25 vs. 9M24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[5]
	$m	$m	$m	%	$m
Banking NII[1]	(558)	(578)	20	3	—
Fee and other income[2]	621	416	205	49	—
Revenue excluding notable items	63	(162)	225	>100	—
Notable items	(1,214)	3,315	(4,529)	>(100)	(3,862)
Revenue[3]	(1,151)	3,153	(4,304)	>(100)	(3,862)
RoTE (annualised)[4] (%)	(4.3)	14.3
RoTE excluding notable items (annualised)[4] (%)	6.7	4.8
1For a description of how we derive banking NII, see page 8. Banking NII in Corporate Centre is computed by deducting the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’. Corporate
Centre banking net interest expense includes funding charges on property and technology assets, and the banking NII of the retained portfolio of home and other loans associated with the disposal of our retail banking operations in France.
2‘Fee and other income‘ includes gains and losses on certain transactions, valuation differences on issued long-term debt and associated swaps, fair value movements on financial instruments, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to business segments.
3Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 9M25 was $1,819m (9M24: $1,146m).
4For details of our RoTE calculation by business segment, see page 40.
5Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
A pre-tax loss of $1.2bn in 9M25 compared with a pre-tax profit of $5.2bn in 9M24 on a constant currency basis. The reduction in profit before tax was primarily due to the adverse impact from notable items. In 9M25, these included legal provisions of $1.4bn, a $1.1bn loss from the dilution of our shareholding and a $1.0bn impairment to the carrying value of the Group’s interest in our associate Bank of Communications Co.,
Limited (‘BoCom‘). In 9M24, notable items included a net $3.6bn gain related to business disposals in Canada and Argentina, as well as a $0.3bn loss related to the early redemption of legacy securities.
The Group’s interest in BoCom reduced from 19.03% to 16.00% following the completion of a capital issuance by BoCom on 17 June 2025.
The dilution of the Group’s interest resulted in a pre-tax loss of $1.1bn, recognised in other operating income/expense in the Group’s consolidated income statement. The loss is not deductible for tax purposes as a consequence of our shareholding in BoCom being held for long-
term investment purposes. The Group’s investment in BoCom continues to be classified as an associate.
In addition, the Group’s impairment test performed on the carrying amount at 30 June 2025 resulted in an impairment of $1.0bn, as the recoverable amount as determined by a value-in-use calculation was lower than the carrying value recognised within impairment of interest in associates. Consistent with prior periods, our value-in-use calculation uses both historical experience and market participant views to estimate future cash flows, relevant discount rates and associated capital assumptions.
Neither the dilution loss nor the impairment loss had a material impact on HSBC’s capital ratios or distribution capacity. Both amounts are treated as a material notable item, and therefore are excluded from our dividend payout ratio.
We remain strategically committed to mainland China and continue our valued, strategic partnership with BoCom.
Revenue was $4.3bn lower on a constant currency basis. This primarily reflected the adverse impact of notable items, comprising the non-
recurrence of notable items in 9M24 as mentioned above, as well as the dilution loss related to BoCom in 9M25.
Banking NII was a net expense of $0.6bn. This was stable compared with 9M24 on a constant currency basis. Banking NII in 9M25 removes from NII the internal cost to fund trading and fair value net assets, predominantly in CIB, of $7.1bn (9M24: $8.6bn).
Fee and other income of $0.6bn was $0.2bn higher, primarily due to fair value gains on non-qualifying hedges related to our retained French portfolio of home and certain other loans and the non-recurrence of an impairment in 9M24 related to the sale of our operations in Armenia. This was partly offset by a loss on the early redemption of legacy securities.
Operating expenses increased by $1.1bn on a constant currency basis, primarily reflecting a legal provision of $1.1bn in connection with developments in a claim in Luxembourg relating to the Madoff securities fraud, and a rise in restructuring and other related costs, partly offset by higher recoveries from the business segments.
Share of profit from associates and joint ventures less impairment of $1.2bn decreased by $1.0bn or 44% on a constant currency basis, due to the impairment loss of $1.0bn referred to above.
3Q25 compared with 3Q24

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	(69)	(212)	143	67	(102)
ECL	(65)	(22)	(43)	>(100)	—
Operating expenses	(1,070)	47	(1,117)	>(100)	10
Share of profit/(loss) from associates and joint ventures	567	593	(26)	(4)	—
Profit before tax	(637)	406	(1,043)	>(100)	(93)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
26

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q25 vs. 3Q24
	30 Sep 2025	30 Sep 2024			of which strategic transactions[4]
	$m	$m	$m	%	$m
Banking NII[1]	(236)	(245)	9	4	—
Fee and other income[2]	163	241	(78)	(32)	—
Revenue excluding notable items	(73)	(4)	(69)	>(100)	—
Notable items	4	(208)	212	>100	(102)
Revenue[3]	(69)	(212)	143	67	(102)
1For a description of how we derive banking NII, see page 8. Banking NII in Corporate Centre is computed by deducting the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’. Corporate
Centre banking net interest expense includes funding charges on property and technology assets, and the banking NII of the retained portfolio of home and other loans associated with the disposal of our retail banking operations in France.
2‘Fee and other income‘ includes gains and losses on certain transactions, valuation differences on issued long-term debt and associated swaps, fair value movements on financial instruments, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to business segments.
3Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 3Q25 was $607m (3Q24: $303m).
4Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 31.
A pre-tax loss of $0.6bn in 3Q25 compared with a pre-tax profit of $0.4bn in 3Q24 on a constant currency basis. The reduction was primarily due to the recognition of a legal provision of $1.1bn in 3Q25. This was partly offset by an increase in revenue of $0.1bn reflecting a favourable movement in notable items, primarily from the non-recurrence of a $0.3bn loss in 3Q24 related to the early redemption of legacy securities. This was partly offset by lower fee and other income, which included fair value movements on financial instruments in Central Treasury and structural foreign exchange hedges and a loss on the redemption of legacy securities.

Supplementary financial information
Reported and constant currency results

Reported and constant currency results[1]
	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Revenue[2,3]
Reported	51,910	54,290	17,788	16,473	16,998
Currency translation	—	(61)	—	88	174
Constant currency	51,910	54,229	17,788	16,561	17,172
Change in expected credit losses and other credit impairment charges
Reported	(2,949)	(2,052)	(1,008)	(1,065)	(986)
Currency translation	—	64	—	(11)	(9)
Constant currency	(2,949)	(1,988)	(1,008)	(1,076)	(995)
Operating expenses
Reported	(27,098)	(24,439)	(10,076)	(8,920)	(8,143)
Currency translation	—	36	—	(79)	(68)
Constant currency	(27,098)	(24,403)	(10,076)	(8,999)	(8,211)
Share of profit in associates and joint ventures less impairment[3]
Reported	1,242	2,233	591	(162)	607
Currency translation	—	(7)	—	(4)	—
Constant currency	1,242	2,226	591	(166)	607
Profit before tax
Reported	23,105	30,032	7,295	6,326	8,476
Currency translation	—	32	—	(6)	97
Constant currency	23,105	30,064	7,295	6,320	8,573
Profit after tax
Reported	17,944	24,414	5,503	4,871	6,749
Currency translation	—	34	—	(14)	78
Constant currency	17,944	24,448	5,503	4,857	6,827
Loans and advances to customers (net)
Reported	982,886	968,653	982,886	981,722	968,653
Currency translation	—	2,009	—	(4,481)	2,009
Constant currency	982,886	970,662	982,886	977,241	970,662
Customer accounts
Reported	1,737,247	1,660,715	1,737,247	1,718,604	1,660,715
Currency translation	—	3,261	—	(6,897)	3,261
Constant currency	1,737,247	1,663,976	1,737,247	1,711,707	1,663,976
1In the current period, constant currency results are equal to reported as there is no currency translation.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3Amounts in ‘Revenue’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
27

Notable items
	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1,2]	(283)	3,643	(144)	(48)	72
Early redemption of legacy securities	—	(283)	—	—	(283)
Dilution loss of interest in BoCom associate[3]	(1,104)	—	32	(1,136)	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(345)	(149)	(118)	(177)	(48)
Restructuring and other related costs[4]	(773)	22	(157)	(475)	3
Legal provisions[5,6]	(1,421)	—	(1,421)	—	—
Impairment losses of interest in BoCom associate[3]	(1,000)	—	—	(1,000)	—
Tax
Tax credit on notable items	421	94	42	313	81
19M25 includes $0.1bn of fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
29M24 includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This was partly offset by a $1.2bn impairment recognised in relation to the sale of our business in Argentina.
3Amounts in ‘Dilution loss of interest in BoCom associate‘ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group‘s investment in BoCom in
‘Impairment losses of interest in BoCom associate‘.
4Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.
5During 3Q25, a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.
6    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.

Reported and constant currency results – business segments

Reported and constant currency results – business segments[1]
	Nine months ended 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue[2,3]	11,812	9,569	20,846	10,834	(1,151)	51,910
ECL	(1,168)	(594)	(463)	(657)	(67)	(2,949)
Operating expenses	(3,519)	(4,052)	(11,474)	(6,819)	(1,234)	(27,098)
Share of profit in associates and joint ventures less impairment[3]	—	—	—	26	1,216	1,242
Profit before tax	7,125	4,923	8,909	3,384	(1,236)	23,105
Loans and advances to customers (net)[4]	229,574	299,443	303,055	150,654	160	982,886
Customer accounts	519,269	357,201	586,529	273,849	399	1,737,247

	Nine months ended 30 Sep 2024
Revenue[2]	11,228	9,159	20,111	10,578	3,153	54,229
ECL	(721)	(238)	(337)	(665)	(27)	(1,988)
Operating expenses	(3,539)	(3,665)	(10,621)	(6,490)	(88)	(24,403)
Share of profit in associates and joint ventures	—	—	1	41	2,184	2,226
Profit before tax	6,968	5,256	9,154	3,464	5,222	30,064
Loans and advances to customers (net)[4]	235,237	285,076	299,819	142,321	8,209	970,662
Customer accounts	494,787	348,752	555,230	264,829	378	1,663,976
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3Amounts in ‘Revenue’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’.
4The reduction in loans and advances to customers in Corporate Centre as at 30 September 2025 includes a $6.0bn reclassification to ‘financial investments measured at fair value through other comprehensive income‘ of a portfolio of home and other loans retained following the disposal of our retail banking operations in France. With effect from 1 January 2025 we reclassified this portfolio to a hold-to-collect-and-sell business model, measuring it at FVOCI.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
28

Notable items – business segments
	Nine months ended 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	(6)	(167)	(110)	(283)
Dilution loss of interest in BoCom associate[2]	—	—	—	—	(1,104)	(1,104)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	1	(213)	(54)	(79)	(345)
Restructuring and other related costs[3]	(10)	(63)	(275)	(108)	(317)	(773)
Legal provisions[4,5]	—	—	(321)	—	(1,100)	(1,421)
Impairment losses of interest in BoCom associate[2]	—	—	—	—	(1,000)	(1,000)

	Nine months ended 30 Sep 2024
Revenue
Disposals, wind-downs, acquisitions and related costs[6]	—	—	(14)	55	3,602	3,643
Early redemption of legacy securities	—	—	—	—	(283)	(283)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	3	—	(1)	(151)	(149)
Restructuring and other related costs[7]	—	5	5	1	11	22
1Includes $0.1bn of fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2Amounts in ‘Dilution loss of interest in BoCom associate‘ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group‘s investment in BoCom in
‘Impairment losses of interest in BoCom associate‘.
3Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.
4During 3Q25, a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.
5    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.
6Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses. This was partly offset by a $1.2bn impairment recognised in relation to the sale of our business in Argentina.
7Amounts relate to reversals of restructuring provisions recognised during 2022.

Reconciliation of reported results to constant currency results – business segments
	Nine months ended 30 Sep 2024
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
– Reported	11,214	8,886	20,259	10,802	3,129	54,290
– Currency translation	14	273	(148)	(224)	24	(61)
– Constant currency	11,228	9,159	20,111	10,578	3,153	54,229
ECL
– Reported	(720)	(232)	(345)	(728)	(27)	(2,052)
– Currency translation	(1)	(6)	8	63	—	64
– Constant currency	(721)	(238)	(337)	(665)	(27)	(1,988)
Operating expenses
– Reported	(3,535)	(3,558)	(10,631)	(6,646)	(69)	(24,439)
– Currency translation	(4)	(107)	10	156	(19)	36
– Constant currency	(3,539)	(3,665)	(10,621)	(6,490)	(88)	(24,403)
Share of profit/(loss) in associates and joint ventures
– Reported	—	—	1	43	2,189	2,233
– Currency translation	—	—	—	(2)	(5)	(7)
– Constant currency	—	—	1	41	2,184	2,226
Profit before tax
– Reported	6,959	5,096	9,284	3,471	5,222	30,032
– Currency translation	9	160	(130)	(7)	—	32
– Constant currency	6,968	5,256	9,154	3,464	5,222	30,064
Loans and advances to customers (net)
– Reported	235,772	283,528	299,685	141,868	7,800	968,653
– Currency translation	(535)	1,548	134	453	409	2,009
– Constant currency	235,237	285,076	299,819	142,321	8,209	970,662
Customer accounts
– Reported	495,810	346,858	552,555	265,118	374	1,660,715
– Currency translation	(1,023)	1,894	2,675	(289)	4	3,261
– Constant currency	494,787	348,752	555,230	264,829	378	1,663,976
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
29

Reported and constant currency results – business segments (continued)[1]
	Quarter ended 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue[2]	3,964	3,341	6,729	3,823	(69)	17,788
ECL	(304)	(271)	(164)	(204)	(65)	(1,008)
Operating expenses	(1,209)	(1,428)	(4,018)	(2,351)	(1,070)	(10,076)
Share of profit in associates and joint ventures	—	—	—	24	567	591
Profit before tax	2,451	1,642	2,547	1,292	(637)	7,295
Loans and advances to customers (net)	229,574	299,443	303,055	150,654	160	982,886
Customer accounts	519,269	357,201	586,529	273,849	399	1,737,247

	Quarter ended 30 Jun 2025
Revenue[2,3]	3,836	3,257	6,993	3,546	(1,071)	16,561
ECL	(544)	(156)	(132)	(235)	(9)	(1,076)
Operating expenses	(1,165)	(1,353)	(4,000)	(2,395)	(86)	(8,999)
Share of profit in associates and joint ventures less impairment[3]	—	—	—	(8)	(158)	(166)
Profit before tax	2,127	1,748	2,861	908	(1,324)	6,320
Loans and advances to customers (net)	232,144	294,076	303,398	147,433	190	977,241
Customer accounts	521,959	353,810	561,157	274,434	347	1,711,707

	Quarter ended 30 Sep 2024
Revenue[2]	3,796	3,165	6,778	3,645	(212)	17,172
ECL	(383)	(180)	(161)	(249)	(22)	(995)
Operating expenses	(1,199)	(1,262)	(3,584)	(2,213)	47	(8,211)
Share of profit in associates and joint ventures	—	—	—	14	593	607
Profit before tax	2,214	1,723	3,033	1,197	406	8,573
Loans and advances to customers (net)	235,237	285,076	299,819	142,321	8,209	970,662
Customer accounts	494,787	348,752	555,230	264,829	378	1,663,976
1In the current period, constant currency results are equal to reported as there is no currency translation.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3Amounts in ‘Revenue’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’.

Notable items – business segments (continued)
	Quarter ended 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposal, wind-downs, acquisitions and related costs	—	—	(6)	(110)	(28)	(144)
Dilution loss of interest in BoCom associate[1]	—	—	—	—	32	32
Operating expenses
Disposal, wind-downs, acquisitions and related costs	—	—	(34)	(49)	(35)	(118)
Restructuring and other related costs[2]	(1)	(15)	(58)	(29)	(54)	(157)
Legal provisions[3,4]	—	—	(321)	—	(1,100)	(1,421)

	Quarter ended 30 Jun 2025
Revenue
Disposals, wind-downs, acquisitions and related costs	—	—	—	(43)	(5)	(48)
Dilution loss of interest in BoCom associate[1]	—	—	—	—	(1,136)	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	1	(153)	(1)	(24)	(177)
Restructuring and other related costs[2]	(2)	(44)	(171)	(56)	(202)	(475)
Impairment losses of interest in BoCom associate[1]	—	—	—	—	(1,000)	(1,000)

	Quarter ended 30 Sep 2024
Revenue
Disposals, wind-downs, acquisitions and related costs	—	—	—	—	72	72
Early redemption of legacy securities	—	—	—	—	(283)	(283)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	—	—	(48)	(48)
Restructuring and other related costs[5]	—	1	—	—	2	3
1Amounts in ‘Dilution loss of interest in BoCom associate‘ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group‘s investment in BoCom in
‘Impairment losses of interest in BoCom associate‘.
2Amounts relate to restructuring provisions recognised in 2025 and reversals of restructuring provisions recognised during 2022.
3During 3Q25, a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.
4    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.
5Amounts relate to reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
30

Reconciliation of reported results to constant currency results – business segments (continued)
	Quarter ended 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
– Reported	3,842	3,225	6,930	3,500	(1,024)	16,473
– Currency translation	(6)	32	63	46	(47)	88
– Constant currency	3,836	3,257	6,993	3,546	(1,071)	16,561
ECL
– Reported	(544)	(154)	(130)	(226)	(11)	(1,065)
– Currency translation	—	(2)	(2)	(9)	2	(11)
– Constant currency	(544)	(156)	(132)	(235)	(9)	(1,076)
Operating expenses
– Reported	(1,167)	(1,341)	(3,958)	(2,362)	(92)	(8,920)
– Currency translation	2	(12)	(42)	(33)	6	(79)
– Constant currency	(1,165)	(1,353)	(4,000)	(2,395)	(86)	(8,999)
Share of profit in associates and joint ventures
– Reported	—	—	—	(8)	(154)	(162)
– Currency translation	—	—	—	—	(4)	(4)
– Constant currency	—	—	—	(8)	(158)	(166)
Profit before tax
– Reported	2,131	1,730	2,842	904	(1,281)	6,326
– Currency translation	(4)	18	19	4	(43)	(6)
– Constant currency	2,127	1,748	2,861	908	(1,324)	6,320
Loans and advances to customers (net)
– Reported	230,139	299,631	304,240	147,523	189	981,722
– Currency translation	2,005	(5,555)	(842)	(90)	1	(4,481)
– Constant currency	232,144	294,076	303,398	147,433	190	977,241
Customer accounts
– Reported	517,406	360,494	564,847	275,504	353	1,718,604
– Currency translation	4,553	(6,684)	(3,690)	(1,070)	(6)	(6,897)
– Constant currency	521,959	353,810	561,157	274,434	347	1,711,707
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

	Quarter ended 30 Sep 2024
Revenue[1]
– Reported	3,806	3,048	6,725	3,632	(213)	16,998
– Currency translation	(10)	117	53	13	1	174
– Constant currency	3,796	3,165	6,778	3,645	(212)	17,172
ECL
– Reported	(384)	(174)	(158)	(249)	(21)	(986)
– Currency translation	1	(6)	(3)	—	(1)	(9)
– Constant currency	(383)	(180)	(161)	(249)	(22)	(995)
Operating expenses
– Reported	(1,202)	(1,215)	(3,548)	(2,220)	42	(8,143)
– Currency translation	3	(47)	(36)	7	5	(68)
– Constant currency	(1,199)	(1,262)	(3,584)	(2,213)	47	(8,211)
Share of profit in associates and joint ventures
– Reported	—	—	—	15	592	607
– Currency translation	—	—	—	(1)	1	—
– Constant currency	—	—	—	14	593	607
Profit before tax
– Reported	2,220	1,659	3,019	1,178	400	8,476
– Currency translation	(6)	64	14	19	6	97
– Constant currency	2,214	1,723	3,033	1,197	406	8,573
Loans and advances to customers (net)
– Reported	235,772	283,528	299,685	141,868	7,800	968,653
– Currency translation	(535)	1,548	134	453	409	2,009
– Constant currency	235,237	285,076	299,819	142,321	8,209	970,662
Customer accounts
– Reported	495,810	346,858	552,555	265,118	374	1,660,715
– Currency translation	(1,023)	1,894	2,675	(289)	4	3,261
– Constant currency	494,787	348,752	555,230	264,829	378	1,663,976
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
31

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets – business segments
	At 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	140.5	153.5	403.3	91.6	89.9	878.8
Constant currency	140.5	153.5	403.3	91.6	89.9	878.8

	At 30 Jun 2025
Risk-weighted assets
Reported	140.6	153.0	411.2	91.0	91.1	886.9
Currency translation	1.2	(2.9)	(1.1)	0.1	(0.1)	(2.8)
Constant currency	141.8	150.1	410.1	91.1	91.0	884.1

Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions to the Group and our business segments for transactions that are classified as material notable items. See page 7 for further information on material notable items and the impact of strategic transactions.

Impact of strategic transactions by business segment: constant currency results
	Nine months ended 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue	—	—	(6)	(167)	(109)	(282)
ECL	—	—	—	—	—	—
Operating expenses	—	1	(213)	(54)	(79)	(345)
Share of profit in associates and joint ventures	—	—	—	—	—	—
Profit before tax	—	1	(219)	(222)	(187)	(627)
– business in Argentina	—	—	—	—	(106)	(106)
– wind-down of M&A and ECM in the UK, Europe and US1	—	—	(103)	—	—	(103)
– France life insurance business	—	—	—	(92)	(2)	(94)
– UK life insurance business	—	—	—	(82)	—	(82)
– other strategic transactions	—	1	(116)	(48)	(79)	(242)
of which: notable items
Revenue	—	—	(6)	(167)	(109)	(282)
Profit before tax	—	1	(219)	(222)	(187)	(627)

	Nine months ended 30 Sep 2024
Revenue	—	—	569	450	3,754	4,773
ECL	—	—	(39)	(27)	—	(66)
Operating expenses	—	3	(277)	(292)	(145)	(711)
Share of profit in associates and joint ventures	—	—	—	—	—	—
Profit before tax	—	3	253	130	3,609	3,995
– retail banking operations in France	—	—	—	56	(2)	54
– banking business in Canada	—	—	144	67	4,773	4,984
– business in Argentina	—	—	150	7	(1,162)	(1,005)
– wind-down of M&A and ECM in the UK, Europe and US1	—	—	(41)	—	—	(41)
– other strategic transactions	—	3	—	—	—	3
of which: notable items
Revenue	—	—	—	55	3,754	3,809
Profit before tax	—	3	(1)	55	3,609	3,666
of which: distorting impact of operating results between periods
Revenue	—	—	569	395	—	964
Profit before tax	—	—	254	75	—	329

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
32

Impact of strategic transactions by business segment: constant currency results (continued)
	Quarter ended 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue	—	—	(6)	(111)	(28)	(145)
ECL	—	—	—	—	—	—
Operating expenses	—	—	(34)	(49)	(34)	(117)
Share of profit in associates and joint ventures	—	—	—	—	—	—
Profit before tax	—	—	(40)	(160)	(62)	(262)
– business in Argentina	—	—	—	—	—	—
– wind-down of M&A and ECM in the UK, Europe and US1	—	—	(13)	—	—	(13)
– France life insurance business	—	—	—	(37)	(2)	(39)
– UK life insurance business	—	—	—	(82)	—	(82)
– other strategic transactions	—	—	(27)	(41)	(60)	(128)
of which: notable items
Revenue	—	—	(6)	(111)	(28)	(145)
Profit before tax	—	—	(40)	(160)	(62)	(262)

	Quarter ended 30 Jun 2025
Revenue	—	—	—	(44)	(6)	(50)
ECL	—	—	—	—	—	—
Operating expenses	—	1	(182)	(1)	(25)	(207)
Share of profit in associates and joint ventures	—	—	—	—	—	—
Profit/(loss) before tax	—	1	(182)	(44)	(31)	(256)
– business in Argentina	—	—	—	—	(15)	(15)
– wind-down of M&A and ECM in the UK, Europe and US1	—	—	(92)	—	—	(92)
– France life insurance business	—	—	—	(42)	—	(42)
– UK life insurance business	—	—	—	—	—	—
– other strategic transactions	—	1	(90)	(2)	(16)	(107)
of which: notable items
Revenue	—	—	—	(44)	(6)	(50)
Profit/(loss) before tax	—	1	(182)	(44)	(31)	(256)
of which: distorting impact of operating results between periods
Revenue	—	—	—	—	—	—
Profit/(loss) before tax	—	—	—	—	—	—

	Quarter ended 30 Sep 2024
Revenue	—	—	73	69	75	217
ECL	—	—	4	(7)	—	(3)
Operating expenses	—	—	(73)	(57)	(44)	(174)
Share of profit in associates and joint ventures	—	—	—	—	—	—
Profit before tax	—	—	4	5	31	40
– business in Argentina	—	—	34	5	30	69
– wind-down of M&A and ECM in the UK, Europe and US1	—	—	(30)	—	—	(30)
– other strategic transactions	—	—	—	—	1	1
of which: notable items
Revenue	—	—	—	—	75	75
Profit before tax	—	—	—	—	31	31
of which: distorting impact of operating results between periods
Revenue	—	—	73	69	—	142
Profit before tax	—	—	4	5	—	9
1Includes the notable item impact of the wind-down of M&A and ECM activities in the UK, Europe and US, primarily related to severance costs, as well as the resultant reduction in operating expenses. The impact of the wind-down on revenue was insignificant for the nine months ended 30 September 2025.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
33
Reported and constant currency results – legal entities

Reported and constant currency results – legal entities[1]
	Nine months ended 30 Sep 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3,4]	10,202	7,799	26,479	1,899	3,527	2,568	1,833	(2,397)	51,910
ECL	(609)	(123)	(1,208)	(163)	(169)	(584)	(22)	(71)	(2,949)
Operating expenses	(4,146)	(7,033)	(11,100)	(965)	(2,502)	(1,469)	(1,044)	1,161	(27,098)
Share of profit in associates and joint ventures less impairment[4]	—	60	664	—	—	8	513	(3)	1,242
Profit before tax	5,447	703	14,835	771	856	523	1,280	(1,310)	23,105
Loans and advances to customers (net)	305,503	108,308	460,790	22,835	56,528	25,113	3,809	—	982,886
Customer accounts	368,585	309,673	882,380	39,935	99,160	27,235	10,262	17	1,737,247
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $1,095m.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4Amounts in ‘Revenue’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’.

Notable items – legal entities
	Nine months ended 30 Sep 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(160)	—	(1)	—	—	—	(122)	(283)
Dilution loss of interest in BoCom associate[2]	—	—	(1,138)	—	—	—	—	34	(1,104)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	1	(259)	(22)	(13)	(20)	—	—	(32)	(345)
Restructuring and other related costs[3]	(107)	(239)	(199)	(21)	(54)	(29)	(27)	(97)	(773)
Legal provisions[4,5]	—	(1,421)	—	—	—	—	—	—	(1,421)
Impairment losses of interest in BoCom associate[2]	—	—	(1,000)	—	—	—	—	—	(1,000)
1Includes $0.1bn of fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2Amounts in ‘Dilution loss of interest in BoCom associate‘ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group‘s investment in BoCom in
‘Impairment losses of interest in BoCom associate‘.
3Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.
4During 3Q25, a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.
5    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
34

Reconciliation of reported results to constant currency results – legal entities
	Nine months ended 30 Sep 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
– Reported	9,489	7,169	25,729	1,882	3,036	462	2,744	2,561	1,218	54,290
– Currency translation	285	207	9	1	—	(27)	(244)	(322)	30	(61)
– Constant currency	9,774	7,376	25,738	1,883	3,036	435	2,500	2,239	1,248	54,229
ECL
– Reported	(235)	63	(991)	(134)	(52)	(40)	(599)	(71)	7	(2,052)
– Currency translation	(7)	8	(1)	—	—	3	50	11	—	64
– Constant currency	(242)	71	(992)	(134)	(52)	(37)	(549)	(60)	7	(1,988)
Operating expenses
– Reported	(3,699)	(4,814)	(10,470)	(881)	(2,538)	(236)	(1,475)	(1,480)	1,154	(24,439)
– Currency translation	(110)	(146)	(8)	(1)	—	13	134	184	(30)	36
– Constant currency	(3,809)	(4,960)	(10,478)	(882)	(2,538)	(223)	(1,341)	(1,296)	1,124	(24,403)
Share of profit/(loss) in associates and joint ventures
– Reported	—	19	1,737	—	—	—	12	467	(2)	2,233
– Currency translation	—	—	(7)	—	—	—	(1)	—	1	(7)
– Constant currency	—	19	1,730	—	—	—	11	467	(1)	2,226
Profit/(loss) before tax
– Reported	5,555	2,437	16,005	867	446	186	682	1,477	2,377	30,032
– Currency translation	168	69	(7)	—	—	(11)	(61)	(127)	1	32
– Constant currency	5,723	2,506	15,998	867	446	175	621	1,350	2,378	30,064
Loans and advances to customers (net)
– Reported	289,424	112,275	460,717	20,697	56,382	—	24,412	4,745	1	968,653
– Currency translation	1,580	3,871	(4,998)	4	—	—	1,798	(246)	—	2,009
– Constant currency	291,004	116,146	455,719	20,701	56,382	—	26,210	4,499	1	970,662
Customer accounts
– Reported	357,874	298,583	835,925	33,543	98,379	—	26,655	9,731	25	1,660,715
– Currency translation	1,954	6,648	(6,836)	13	—	—	1,962	(482)	2	3,261
– Constant currency	359,828	305,231	829,089	33,556	98,379	—	28,617	9,249	27	1,663,976
1Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $1,093m and constant currency profit before tax of $1,016m.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items – legal entities (continued)
	Nine months ended 30 Sep 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(128)	—	—	—	—	—	(6)	3,777	3,643
Early redemption of legacy securities	—	—	—	—	—	—	—	—	(283)	(283)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	3	(5)	—	—	(21)	(36)	—	(31)	(59)	(149)
Restructuring and other related costs[2]	5	11	—	2	—	—	—	—	4	22
1Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses. This was partly offset by a $1.2bn impairment recognised in relation to the sale of our business in Argentina.
2Amounts relate to reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
35

Reported and constant currency results – legal entities (continued)[1]
	Quarter ended 30 Sep 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	3,559	2,441	9,140	645	1,208	903	666	(774)	17,788
ECL	(269)	(24)	(298)	(115)	(19)	(201)	(9)	(73)	(1,008)
Operating expenses	(1,461)	(3,227)	(3,797)	(327)	(823)	(511)	(358)	428	(10,076)
Share of profit/(loss) in associates and joint ventures	—	20	406	—	—	2	164	(1)	591
Profit/(loss) before tax	1,829	(790)	5,451	203	366	193	463	(420)	7,295
Loans and advances to customers (net)	305,503	108,308	460,790	22,835	56,528	25,113	3,809	—	982,886
Customer accounts	368,585	309,673	882,380	39,935	99,160	27,235	10,262	17	1,737,247
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $326m.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items – legal entities (continued)
	Quarter ended 30 Sep 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	—	(104)	—	(1)	1	—	—	(40)	(144)
Dilution losses of interest in associate	—	—	(2)	—	—	—	—	34	32
Operating expenses
Disposals, acquisitions and related costs	—	(93)	(12)	(7)	(3)	—	—	(3)	(118)
Restructuring and other related costs[1]	(25)	(30)	(61)	(8)	(14)	(14)	1	(6)	(157)
Legal provisions[2,3]	—	(1,421)	—	—	—	—	—	—	(1,421)
1Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.
2During 3Q25, a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.
3    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
36

Reconciliation of reported results to constant currency results – legal entities (continued)
	Quarter ended 30 Jun 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2,3]
– Reported	3,432	2,638	7,957	635	1,148	842	574	(753)	16,473
– Currency translation	33	22	(1)	2	—	40	3	(11)	88
– Constant currency	3,465	2,660	7,956	637	1,148	882	577	(764)	16,561
ECL
– Reported	(153)	(60)	(557)	(22)	(64)	(203)	(8)	2	(1,065)
– Currency translation	(1)	(1)	1	—	—	(9)	—	(1)	(11)
– Constant currency	(154)	(61)	(556)	(22)	(64)	(212)	(8)	1	(1,076)
Operating expenses
– Reported	(1,372)	(2,141)	(3,765)	(328)	(860)	(499)	(369)	414	(8,920)
– Currency translation	(14)	(45)	(6)	(1)	—	(24)	(1)	12	(79)
– Constant currency	(1,386)	(2,186)	(3,771)	(329)	(860)	(523)	(370)	426	(8,999)
Share of profit/(loss) in associates and joint ventures less impairment[3]
– Reported	—	43	(377)	—	—	2	172	(2)	(162)
– Currency translation	—	—	(5)	—	—	1	(1)	1	(4)
– Constant currency	—	43	(382)	—	—	3	171	(1)	(166)
Profit/(loss) before tax
– Reported	1,907	480	3,258	285	224	142	369	(339)	6,326
– Currency translation	18	(24)	(11)	1	—	8	1	1	(6)
– Constant currency	1,925	456	3,247	286	224	150	370	(338)	6,320
Loans and advances to customers (net)
– Reported	305,661	107,058	459,814	21,736	57,287	25,074	5,092	—	981,722
– Currency translation	(5,668)	(774)	1,238	—	—	741	(19)	1	(4,481)
– Constant currency	299,993	106,284	461,052	21,736	57,287	25,815	5,073	1	977,241
Customer accounts
– Reported	371,420	306,014	871,247	35,390	96,145	27,354	11,001	33	1,718,604
– Currency translation	(6,887)	(3,429)	2,601	—	—	809	9	—	(6,897)
– Constant currency	364,533	302,585	873,848	35,390	96,145	28,163	11,010	33	1,711,707
1Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $354m and constant currency profit before tax of $356m.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3Amounts in ‘Revenue’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit/(loss) in associates and joint ventures less impairment’.

Notable items – legal entities (continued)
	Quarter ended 30 Jun 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	—	(42)	—	—	—	—	—	(6)	(48)
Dilution loss of interest in BoCom associate[1]	—	—	(1,136)	—	—	—	—	—	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	1	(154)	(1)	(1)	(7)	—	—	(15)	(177)
Restructuring and other related costs[2]	(73)	(201)	(120)	(11)	(34)	(14)	(8)	(14)	(475)
Impairment losses of interest in BoCom associate[1]	—	—	(1,000)	—	—	—	—	—	(1,000)
1Amounts in ‘Dilution loss of interest in BoCom associate‘ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group‘s investment in BoCom in
‘Impairment losses of interest in BoCom associate‘.
2Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
37

Reconciliation of reported results to constant currency results – legal entities (continued)
	Quarter ended 30 Sep 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
– Reported	3,259	2,676	8,764	626	901	902	826	(956)	16,998
– Currency translation	122	127	(4)	—	—	15	(90)	4	174
– Constant currency	3,381	2,803	8,760	626	901	917	736	(952)	17,172
ECL
– Reported	(173)	(3)	(536)	(32)	(19)	(213)	(12)	2	(986)
– Currency translation	(7)	(1)	—	1	—	(3)	2	(1)	(9)
– Constant currency	(180)	(4)	(536)	(31)	(19)	(216)	(10)	1	(995)
Operating expenses
– Reported	(1,265)	(1,671)	(3,573)	(263)	(859)	(477)	(519)	484	(8,143)
– Currency translation	(47)	(82)	—	(1)	—	(9)	70	1	(68)
– Constant currency	(1,312)	(1,753)	(3,573)	(264)	(859)	(486)	(449)	485	(8,211)
Share of profit/(loss) in associates and joint ventures
– Reported	—	(1)	457	—	—	4	148	(1)	607
– Currency translation	—	—	—	—	—	—	—	—	—
– Constant currency	—	(1)	457	—	—	4	148	(1)	607
Profit/(loss) before tax
– Reported	1,821	1,001	5,112	331	23	216	443	(471)	8,476
– Currency translation	68	44	(4)	—	—	3	(18)	4	97
– Constant currency	1,889	1,045	5,108	331	23	219	425	(467)	8,573
Loans and advances to customers (net)
– Reported	289,424	112,275	460,717	20,697	56,382	24,412	4,745	1	968,653
– Currency translation	1,580	3,871	(4,998)	4	—	1,798	(246)	—	2,009
– Constant currency	291,004	116,146	455,719	20,701	56,382	26,210	4,499	1	970,662
Customer accounts
– Reported	357,874	298,583	835,925	33,543	98,379	26,655	9,731	25	1,660,715
– Currency translation	1,954	6,648	(6,836)	13	—	1,962	(482)	2	3,261
– Constant currency	359,828	305,231	829,089	33,556	98,379	28,617	9,249	27	1,663,976
1Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $365m and constant currency profit before tax of $356m.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items – legal entities (continued)
	Quarter ended 30 Sep 2024
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	—	3	—	—	—	—	(6)	75	72
Early redemption of legacy securities	—	—	—	—	—	—	—	(283)	(283)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	—	—	(6)	—	(30)	(12)	(48)
Restructuring and other related costs[1]	1	—	—	2	—	—	—	—	3
1Amounts relate to reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
38
Alternative performance measures
The following tables provide the calculation, definition and reconciliation of alternative performance measures to the closest reported performance measure. For further details and an explanation of their basis of preparation, including constant currency, notable items and material notable items, and the impact of strategic transactions and hyperinflationary accounting, see page 7.

Alternative performance measure	Definition
Reported revenue excluding notable items	Reported revenue after excluding notable items reported under revenue
Reported profit before tax excluding notable items	Reported profit before tax after excluding notable items reported under revenue less notable items reported under operating expenses
Constant currency revenue excluding notable items	Reported revenue excluding notable items and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items	Reported profit before tax excluding notable items and the impact of foreign exchange translation
Constant currency revenue excluding notable items and strategic transactions	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items and strategic transactions	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items

Average ordinary shareholders’ equity adjusted for goodwill and intangibles and notable items
Net asset value per ordinary share	Total ordinary shareholders’ equity[1]

Basic number of ordinary shares in issue after deducting own shares held
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[2]

Basic number of ordinary shares in issue after deducting own shares held
Banking net interest income	Banking net interest income adjusts our reported NII, primarily for the impact of funding trading and fair value activities reported in interest expense and to exclude third party insurance NII[3]
Expected credit losses and other credit impairment charges as a % of average gross loans and advances to customers	Annualised constant currency ECL

Constant currency average gross loans and advances to customers
Expected credit losses and other credit impairment charges as a % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL

Constant currency average gross loans and advances to customers, including held for sale
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts

Weighted average number of ordinary shares outstanding after deducting own shares held
1Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
2Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
3For details on the calculation of banking NII, see page 14.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
39

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Revenue
Reported	51,910	54,290	17,788	16,473	16,998
Notable items	1,387	(3,360)	112	1,184	211
Reported revenue excluding notable items	53,297	50,930	17,900	17,657	17,209
Currency translation[1]		(57)	—	94	171
Constant currency revenue excluding notable items	53,297	50,873	17,900	17,751	17,380
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(964)	—	—	(142)
Constant currency revenue excluding notable items and strategic transactions	53,297	49,909	17,900	17,751	17,238
Profit before tax
Reported	23,105	30,032	7,295	6,326	8,476
Notable items	4,926	(3,233)	1,808	2,836	256
Reported profit before tax excluding notable items	28,031	26,799	9,103	9,162	8,732
Currency translation[1]		26	—	23	86
Constant currency profit before tax excluding notable items	28,031	26,825	9,103	9,185	8,818
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(329)	—	—	(9)
Constant currency profit before tax excluding notable items and strategic transactions	28,031	26,496	9,103	9,185	8,809
1Currency translation on the reported balance excluding currency translation on notable items.
2For more details of strategic transactions, see ‘Strategic transactions supplementary analysis‘ on page 31.

Return on average ordinary shareholders‘ equity, return on average tangible equity and return on average tangible equity excluding notable items
	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	16,383	22,720	4,873	4,578	6,134
Impairment of goodwill and other intangible assets (net of tax)	64	114	40	24	(9)
Profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	16,447	22,834	4,913	4,602	6,125
Impact of notable items[1]	4,441	(3,442)	1,727	2,498	184
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	20,888	19,392	6,640	7,100	6,309
Equity
Average total shareholders‘ equity	189,942	188,140	191,992	191,682	188,023
Effect of average preference shares and other equity instruments	(19,805)	(18,333)	(20,716)	(19,717)	(18,947)
Average ordinary shareholders’ equity	170,137	169,807	171,276	171,965	169,076
Effect of goodwill and other intangibles (net of deferred tax)	(11,961)	(11,631)	(12,272)	(11,988)	(11,582)
Average tangible equity	158,176	158,176	159,004	159,977	157,494
Average impact of notable items	696	(3,035)	2,099	1,308	110
Average tangible equity excluding notable items	158,872	155,141	161,103	161,285	157,604
Ratio	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	12.9	17.9	11.3	10.7	14.4
Return on average tangible equity (annualised)	13.9	19.3	12.3	11.5	15.5
Return on average tangible equity excluding notable items (annualised)	17.6	16.7	16.4	17.7	15.9
1For details of notable items please refer to pages 27 and 28.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
40

Return on average tangible equity by business segment
	Nine months ended 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	7,125	4,923	8,909	3,384	(1,236)	23,105
Tax expense	(1,321)	(1,360)	(1,959)	(724)	203	(5,161)
Profit after tax	5,804	3,563	6,950	2,660	(1,033)	17,944
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(661)	(160)	(393)	(182)	(165)	(1,561)
Profit attributable to ordinary shareholders of the parent company	5,143	3,403	6,557	2,479	(1,199)	16,383
Other adjustments	249	165	(126)	(34)	(190)	64
Profit attributable to ordinary shareholders	5,393	3,568	6,431	2,445	(1,390)	16,447
Impact of notable items	7	44	596	261	3,533	4,441
Profit attributable to ordinary shareholders excluding notable items	5,400	3,612	7,027	2,706	2,143	20,888
Average tangible shareholders’ equity	20,870	20,661	55,490	18,325	42,830	158,176
Average impact of notable items	28	28	315	84	241	696
Average tangible equity excluding notable items	20,898	20,689	55,805	18,409	43,071	158,872
RoTE (%) (annualised)	34.5	23.1	15.5	17.8	(4.3)	13.9
RoTE (%), excluding notable items (annualised)	34.5	23.3	16.8	19.7	6.7	17.6

	Nine months ended 30 Sep 2024
Profit before tax	6,959	5,096	9,284	3,471	5,222	30,032
Tax expense	(1,019)	(1,410)	(2,223)	(660)	(306)	(5,618)
Profit after tax	5,939	3,686	7,061	2,812	4,916	24,414
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(760)	(160)	(480)	(153)	(141)	(1,694)
Profit attributable to ordinary shareholders of the parent company	5,179	3,526	6,581	2,659	4,775	22,720
Other adjustments	187	162	(362)	(50)	177	114
Profit attributable to ordinary shareholders	5,366	3,688	6,218	2,609	4,953	22,834
Impact of notable items	—	(6)	7	(56)	(3,387)	(3,442)
Profit attributable to ordinary shareholders excluding notable items	5,366	3,682	6,225	2,553	1,566	19,392
Average tangible shareholders’ equity	19,205	18,849	54,859	19,096	46,167	158,176
Average impact of notable items	(10)	(423)	(39)	14	(2,577)	(3,035)
Average tangible equity excluding notable items	19,195	18,426	54,820	19,110	43,590	155,141
RoTE (%) (annualised)	37.3	26.1	15.1	18.2	14.3	19.3
RoTE (%), excluding notable items (annualised)	37.3	26.7	15.2	17.8	4.8	16.7

Net asset value and tangible net asset value per ordinary share
	At
	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m
Total shareholders’ equity	191,430	192,554	192,754
Preference shares and other equity instruments	(20,716)	(20,716)	(19,070)
Total ordinary shareholders’ equity	170,714	171,838	173,684
Goodwill and intangible assets (net of deferred tax)	(12,263)	(12,281)	(11,804)
Tangible ordinary shareholders’ equity	158,451	159,557	161,880
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,183	17,397	17,982
Value per share	$	$	$
Net asset value per ordinary share	9.94	9.88	9.66
Tangible net asset value per ordinary share	9.22	9.17	9.00

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
41

ECL as a % of average gross loans and advances to customers, and ECL as a % of average gross loans and advances to customers, including held for sale
	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL‘)	(2,949)	(2,052)	(1,008)	(1,065)	(986)
Currency translation	—	64	—	(11)	(9)
Constant currency	(2,949)	(1,988)	(1,008)	(1,076)	(995)
Average gross loans and advances to customers	970,109	955,512	992,630	973,333	964,189
Currency translation	15,791	19,234	(2,230)	11,533	16,329
Constant currency	985,900	974,746	990,400	984,866	980,518
Average gross loans and advances to customers, including held for sale	971,947	975,646	995,193	975,048	966,713
Currency translation	15,841	18,410	(2,219)	11,582	15,814
Constant currency	987,788	994,056	992,974	986,630	982,527

Ratios	%	%	%	%	%
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers (%)	0.40	0.27	0.40	0.44	0.40
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.40	0.27	0.40	0.44	0.40

Target basis operating expenses
	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Reported operating expenses	27,098	24,439	10,076	8,920	8,143
Notable items	(2,539)	(127)	(1,696)	(652)	(45)
– disposals, wind-downs, acquisitions and related costs	(345)	(149)	(118)	(177)	(48)
– restructuring and other related costs[1]	(773)	22	(157)	(475)	3
– legal provisions[2,3]	(1,421)	—	(1,421)	—	—
Currency translation[4]	—	(24)	—	67	76
Excluding the constant currency impact of the sale of our business in Argentina and banking business in Canada[5]	—	(462)	—	—	(90)
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency foreign exchange rate	—	39	—	3	15
Target basis operating expenses	24,559	23,865	8,380	8,338	8,099
1Amounts relate to restructuring provisions recognised in 2024 and 2025 and reversals of restructuring provisions recognised during 2022.
2During 3Q25, a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.
3    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.
4Currency translation on reported operating expenses, excluding currency translation on notable items.
5This represents the business as usual costs which are not classified as notable items relating to our business in Argentina and banking business in Canada, on a constant currency basis. This does not include the disposal costs which relate to these transactions.

Basic earnings per share excluding material notable items and related impacts
	Nine months ended		Quarter ended
	30 Sep 2025	30 Sep 2024	30 Sep 2025	30 Jun 2025	30 Sep 2024
	$m	$m	$m	$m	$m
Profit attributable to shareholders of company	17,341	23,628	5,284	4,733	6,516
Coupon payable on capital securities classified as equity	(958)	(908)	(411)	(155)	(382)
Profit attributable to ordinary shareholders of company	16,383	22,720	4,873	4,578	6,134
Dilution and impairment losses of interest in associate	1,956	—	(32)	1,988	—
Legal provisions[2]	1,100	—	1,100	—	—
Impact of disposals, wind-downs, acquisitions and related costs	507	(3,848)	224	215	(36)
– of which: impact of the sale of our banking business in Canada[1]	1	(4,953)	2	1	(4)
– of which: impact of the sale of our business in Argentina	97	1,162	(1)	28	(30)
– of which: other strategic transactions[3]	409	(57)	223	186	(2)
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	19,946	18,872	6,165	6,781	6,098

Number of shares
Weighted average basic number of ordinary shares after deducting own shares held (millions)	17,529	18,493	17,297	17,528	18,151
Basic earnings per share ($)	0.93	1.23	0.28	0.26	0.34
Basic earnings per share excluding material notable items and related impacts ($)	1.14	1.02	0.36	0.39	0.34
1Represents gain on sale of our banking business in Canada recognised on completion, inclusive of the earnings recognised by the banking business from 30 June
2022, the recycling of losses in foreign currency translation reserves and other reserves, and gain on the foreign exchange hedging of the sale proceeds.
2    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud. See page 17, ‘Events after the balance sheet date’.
3For the nine months ended 30 September 2025, this includes a $0.2bn impact from the sale of our French and UK life insurance businesses and $0.1bn from the sale of our private banking, custody and fund administration businesses in Germany.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
42
Risk
Managing risk
Economic, financial and geopolitical developments have historically affected, and may in the future materially affect, HSBC’s customers, operations and financial risk profile. We maintain a proactive approach to managing our exposure to these risks, supported by continuous monitoring and review.
In the first nine months of 2025, the global economy showed resilience and continued to grow despite unpredictable US trade policies, heightened geopolitical tensions and increased fiscal concerns in developed markets. Global GDP growth exceeded expectations, driven by export growth, related to front-loading of purchases to avoid US tariffs and a weaker US dollar, as well as government spending. Household consumption was more subdued due to weak confidence, higher unemployment and inflation concerns. US economic data was affected by tariffs and other domestic policies, but US GDP growth outperformed initial forecasts. In mainland China and Hong Kong, exports to markets in
Asia and Latin America offset some of the impact of US tariffs, while supportive fiscal and monetary policies continued to underpin growth.
Trade and tariff policies are expected to remain a source of uncertainty for businesses and consumers, and economic forecasts predict only moderate rates of growth in our main markets in 2026. Changes to tariff rates, including the application of sector-specific levies, may deter capital investment and consumer spending, disrupt supply chains and reduce global trade growth. Although the reconfiguration of supply chains may offer new opportunities for investment and growth, such developments could also adversely affect the Group and our customers who operate in some of the most affected markets.
Despite heightened economic and policy uncertainty, financial markets have seen significant valuation gains, including in the artificial intelligence
(‘AI’) and technology sectors. AI and the surge in related investment may lead to future gains to productivity and growth, but current high valuations raise the risk of a disruptive correction that could impact economic growth, which may in turn have an adverse effect on HSBC’s risk profile and earnings.
We also remain subject to interest rate risk, which can affect net interest income, the fair value of our assets and liabilities, and overall financial performance.
In Hong Kong, our operations have been and continue to be exposed to fluctuations in HIBOR, which has experienced heightened volatility due to changing corporate cash demands and changing investor risk appetite.
Major central banks have adjusted their policy approach in response to changing inflation and employment risks. The US Federal Reserve resumed its cycle of interest rate cuts in September 2025, after it assessed tariff-related inflation risks as transitory but labour market risks as having increased. The target range for the Federal Funds rate is now 4%–4.25% with markets anticipating further cuts before the year-end. In the UK, the Bank of England has expressed increasing concern about the inflation outlook and has signalled its intention to pause further interest rate cuts over the remainder of 2025.
Although financial markets have priced in further interest rate cuts, there is uncertainty around their future trajectory. Policy rates could be raised if inflation were to accelerate significantly beyond central bank target ranges. Higher interest rates may reduce loan demand across key consumer and business segments, which could lead to a deterioration in credit quality and weigh on real estate and other asset prices. By contrast, lower interest rates could pressure net interest margins and adversely affect profitability.
Our risk profile may be influenced by fiscal policies, public deficits and levels of indebtedness. In several developed markets, government debt levels are rising due to rising social welfare costs and increased expenditure on defence and climate transition. A fragmented political landscape in many markets has diminished the political will for fiscal tightening. Rising long-term interest rates across major economies could adversely impact the fiscal capacity and debt sustainability of highly-indebted sovereigns. The rise in funding costs in our key markets could reduce the potential for GDP growth by raising the cost of borrowing while also creating refinancing risks for our customers and counterparties.
Exchange rate volatility may also affect our risk exposure through mark-to-market changes in trading positions and the translation effects of currency movements.
The geopolitical environment remains complex, and tensions could impact the Group’s operations and risk profile. We continue to monitor the ongoing Russia-Ukraine war and developments in relation to the conflict in the Middle East, which remain key sources of uncertainty, and may impact HSBC and our customers, including through increased market volatility and supply chain disruptions. Heightened strategic competition between the US and China is also affecting the configuration of global supply chains, which may in turn affect the Group’s operations.
Existing and additional sanctions, trade restrictions, counter-sanctions and other retaliatory measures relating to geopolitical tensions may adversely affect the Group, its customers and the markets in which the Group operates.
Commercial real estate conditions remain challenging in Hong Kong and mainland China. In Hong Kong, weak demand and over-supply of non-
residential properties continued to put downward pressure on rental and capital values, despite an observed improvement in local sentiment, particularly in the residential market. In mainland China, government stimulus has yet to trigger a material improvement in buyer sentiment.
In the third quarter of 2025, management adjustments to ECL were applied to reflect sector or portfolio risks that are not fully captured by our models. We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business.
At 30 September 2025 our CET1 ratio decreased to 14.5% from 14.6% at 30 June 2025, and our LCR was 139%, down from 140% at 30 June
2025.
ÑFor further details of our Central and other economic scenarios, see page 46.
ÑFor further details on our CET1 ratio, see ‘Capital risk‘ on page 53.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
43
Credit risk
Summary of credit risk
At 30 September 2025, gross loans and advances to customers of $993bn were $53bn higher on a reported basis compared with 31 December
2024. This included total favourable foreign exchange movements of $40.1bn.
On a constant currency basis, the increase of $12.9bn was driven by higher balances in our UK business segment (up $13.0bn), in IWPB (up
$7.1bn) and CIB (up $5.6bn). This was partly offset by decreases in our Hong Kong business segment (down $4.8bn) and Corporate Centre
(down $7.9bn).
In our UK business, the increase was primarily driven by continued growth in mortgage balances (up $6.1bn), as well as growth in commercial customer lending (up $5.7bn).
The increase in IWPB was driven by higher ‘Other personal lending‘ Private Banking balances in our entities in Asia.
The increase in CIB was driven by higher balances in our entities in Asia, the Middle East and Europe across several industries.
The decrease in our Hong Kong business was primarily driven by lower commercial customer lending, reflecting muted customer demand.
The decrease in Corporate Centre was driven by the reclassification to ‘Assets held for sale‘ of our retained portfolio of home and other loans associated with the sale of our retail banking operations in France.
There was an increase in stage 2 loans and advances to banks and customers of $10.0bn on a constant currency basis. This was mainly driven by updates to our wholesale probability of default (‘PD’) models at 2Q25, which resulted in a shift of balances between stage 1 and 2, mainly in
Asia. The balances transferred to stage 2 consisted of up-to-date loans mainly in the ‘Good’ and ‘Satisfactory’ credit quality buckets.
At 30 September 2025, the allowance for ECL of $11.1bn comprised $10.6bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at FVOCI.
On a constant currency basis, the allowance for ECL in relation to loans and advances to customers increased by $0.4bn, mainly due to increases in stage 3.
The ECL charge for the first nine months of 2025 was $2.9bn (9M24: $2.1bn), inclusive of recoveries. It comprised: $1.2bn in respect of the
Hong Kong business segment; $0.6bn in respect of the UK business segment; $0.5bn in respect of CIB; and $0.7bn in respect of IWPB.
For further details on ECL charges in each of our business segments, see pages 18 and 44.
ECL charges in the mainland China CRE sector were immaterial in 9M25. ECL charges in the Hong Kong CRE sector (excluding exposure to mainland China borrowers) were $0.2bn in 3Q25 and $0.7bn in 9M25. This reflected updates to our models used for ECL calculations, an increase in allowances for new defaulted exposures, as well as continued negative migration in the portfolio as market conditions remained challenging.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment at 30 September 2025
	Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	233,366	301,492	306,090	152,243	203	993,394	(3,792)	(2,049)	(3,035)	(1,588)	(44)	(10,508)
Loans and advances to banks at amortised cost	15,966	6,674	61,736	16,737	4,098	105,211	—	(2)	(4)	(2)	(1)	(9)
Other financial assets measured at amortised cost	53,096	106,546	605,399	60,592	68,384	894,017	(26)	(24)	(67)	(33)	—	(150)
– cash and balances at central banks	7,382	51,626	168,806	18,303	704	246,821	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	43,549	43,549	—	—	—	—	—	—
– reverse repurchase agreements – non- trading	2,314	26,840	242,873	5,222	1,366	278,615	—	—	—	—	—	—
– financial investments	34,659	24,187	64,380	27,565	19,063	169,854	(2)	(1)	(4)	(4)	—	(11)
– assets held for sale[2]	—	11	2,546	2,893	5	5,455	—	—	(14)	(19)	—	(33)
– other assets[3]	8,741	3,882	126,794	6,609	3,697	149,723	(24)	(23)	(49)	(10)	—	(106)
Total on-balance sheet	302,428	414,712	973,225	229,572	72,685	1,992,622	(3,818)	(2,075)	(3,106)	(1,623)	(45)	(10,667)
Loan and other credit- related commitments	113,702	103,840	382,375	122,077	236	722,230	(26)	(93)	(205)	(5)	—	(329)
Financial guarantees	777	1,138	13,151	1,774	—	16,840	(1)	(14)	(36)	(1)	—	(52)
Total off-balance sheet[4]	114,479	104,978	395,526	123,851	236	739,070	(27)	(107)	(241)	(6)	—	(381)
At 30 Sep 2025	416,907	519,690	1,368,751	353,423	72,921	2,731,692	(3,845)	(2,182)	(3,347)	(1,629)	(45)	(11,048)

	Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	139,561	29,710	169,911	60,449	7,633	407,264	(2)	(1)	(18)	(13)	(17)	(51)

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
44

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment at 31 December 2024 (continued)
	Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	238,416	269,141	287,842	137,789	7,185	940,373	(3,208)	(1,848)	(3,141)	(1,464)	(54)	(9,715)
Loans and advances to banks at amortised cost	13,034	7,505	63,524	15,713	2,276	102,052	(1)	(2)	(7)	(1)	(2)	(13)
Other financial assets measured at amortised cost	52,869	100,322	553,664	58,713	63,012	828,580	(25)	(9)	(39)	(19)	—	(92)
– cash and balances at central banks	5,565	63,981	177,095	20,260	773	267,674	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	42,293	42,293	—	—	—	—	—	—
– reverse repurchase agreements – non- trading	2,896	13,188	229,672	5,844	949	252,549	—	—	—	—	—	—
– financial investments	40,345	20,072	56,537	25,059	11,969	153,982	(1)	(1)	(4)	(3)	—	(9)
– assets held for sale[2]	—	5	670	2,595	3	3,273	—	—	(4)	—	—	(4)
– other assets[3]	4,063	3,076	89,690	4,955	7,025	108,809	(24)	(8)	(31)	(16)	—	(79)
Total on-balance sheet	304,319	376,968	905,030	212,215	72,473	1,871,005	(3,234)	(1,859)	(3,187)	(1,484)	(56)	(9,820)
Loan and other credit- related commitments	109,369	90,848	307,197	111,762	191	619,367	(29)	(116)	(187)	(16)	—	(348)
Financial guarantees	1,171	939	13,186	1,702	—	16,998	(2)	(3)	(24)	—	—	(29)
Total off-balance sheet[4]	110,540	91,787	320,383	113,464	191	636,365	(31)	(119)	(211)	(16)	—	(377)
At 31 Dec 2024	414,859	468,755	1,225,413	325,679	72,664	2,507,370	(3,265)	(1,978)	(3,398)	(1,500)	(56)	(10,197)

	Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	128,568	26,405	137,538	51,516	2,097	346,124	(1)	(1)	(18)	(14)	(20)	(54)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2At 30 September 2025, the gross carrying amount comprised $3.4bn of loans and advances to customers and banks (31 December 2024: $1.1bn) and $2.1bn of other financial assets at amortised cost (31 December 2024: $2.1bn). This included the planned sales of our private banking and custody businesses in Germany
($2.1bn, 31 December 2024: $2.2bn); our business in Uruguay ($1.8bn, 31 December 2024: nil); our business in South Africa ($0.7bn, 31 December 2024:
$0.4bn); and our French life insurance business ($0.3bn, 31 December 2024: $0.4bn). The corresponding allowance for ECL comprised $33m of loans and advances to customers and banks (31 December 2024: $4m).
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 15 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in
‘Change in expected credit losses and other credit impairment charges’ in the income statement.

Change in expected credit losses and other credit impairment charges by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Nine months ended 30 Sep 2025	(1,168)	(594)	(463)	(657)	(67)	(2,949)
Nine months ended 30 Sep 2024	(720)	(232)	(345)	(728)	(27)	(2,052)

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
45

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 30 September 2025
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	860,527	107,994	24,563	310	993,394	(1,152)	(2,621)	(6,659)	(76)	(10,508)	0.1	2.4	27.1	24.5	1.1
Loans and advances to banks at amortised cost	105,062	146	3	—	105,211	(4)	(2)	(3)	—	(9)	—	1.4	100.0	—	—
Other financial assets measured at amortised cost	892,323	1,498	195	1	894,017	(91)	(10)	(49)	—	(150)	—	0.7	25.1	—	—
Loan and other credit- related commit- ments	698,569	22,705	952	4	722,230	(141)	(103)	(85)	—	(329)	—	0.5	8.9	—	—
Financial guarantees	15,107	1,513	220	—	16,840	(7)	(8)	(37)	—	(52)	—	0.5	16.8	—	0.3
At 30 Sep 2025[3]	2,571,588	133,856	25,933	315	2,731,692	(1,395)	(2,744)	(6,833)	(76)	(11,048)	0.1	2.0	26.3	24.1	0.4

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2024
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	824,420	93,248	22,615	90	940,373	(1,078)	(2,546)	(6,040)	(51)	(9,715)	0.1	2.7	26.7	56.7	1.0
Loans and advances to banks at amortised cost	101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)	—	1.0	100.0	—	—
Other financial assets measured at amortised cost	826,621	1,806	153	—	828,580	(64)	(5)	(23)	—	(92)	—	0.3	15.0	—	—
Loan and other credit- related commit- ments	597,231	21,175	958	3	619,367	(137)	(121)	(90)	—	(348)	—	0.6	9.4	—	0.1
Financial guarantees	15,353	1,397	248	—	16,998	(8)	(5)	(16)	—	(29)	0.1	0.4	6.5	—	0.2
At Dec 2024	2,365,477	117,824	23,976	93	2,507,370	(1,296)	(2,679)	(6,171)	(51)	(10,197)	0.1	2.3	25.7	54.8	0.4
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit-impaired financial assets (‘POCI‘).
3The shift of ‘gross carrying amount’ between stage 1 and 2 arose mainly in Asia from higher average PD for the remaining term at the reporting date, reflecting updates to our PD models and ongoing market challenges. PDs at the reporting date were compared with the PD calculated at origination.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
46
Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
Management judgemental adjustments are used where modelled allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 30 September 2025, four economic scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. In each quarter, scenarios are updated with the latest economic forecasts and distributional estimates. Three scenarios – the Upside, Central and Downside – are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The Central scenario reflects the expectation of lower average GDP growth in the US, UK and other key markets in 2025–2026, relative to the fourth quarter of 2024. The weaker outlook incorporates the impact of higher US tariff rates and increased policy uncertainty on future global trade volumes, investment spending and employment. The scenario is consistent with a US tariff rate, measured as an effective trade-weighted average, of 18% at the end of 2025. It includes the higher reciprocal tariff rates that were implemented following the end of the temporary pause in the third quarter of 2025, the suspension of higher tariff rates with mainland China and the trade agreements the US has concluded with key partners.
However, forecasts have improved relative to the fourth quarter of 2024 for mainland China and Hong Kong, when projections were weighed down by expectations of a sharper escalation in US tariffs. For the third quarter of 2025, strong fiscal support, more accommodative monetary conditions and ongoing trade redirection have increased confidence that these economies can avoid a significant downturn.
Risks to the Central scenario outlook are captured in the outer scenarios. The key sources of forecast risk and uncertainty in the third quarter of
2025 include trade policies and the rates at which future tariffs are levied, geopolitical tensions, inflation and the outlook for monetary policy.
Outer scenarios for most markets are configured as demand side shocks, but the approach may vary depending on the risk profile of each country. To the downside, scenarios explore the intensification and crystallisation of key risk themes and are modelled so that economic shocks drive consumption and investment lower and commodity prices fall. For most markets, inflation and interest rates are lower compared with the
Central scenario. That narrative is disrupted in the US and Mexico as higher tariff rates and other countermeasures are assumed to drive a broad increase in import prices. In the Upside scenario, stronger economic growth and demand cause a temporary acceleration of inflation.
The four global scenarios used for calculating ECL at 30 September 2025 were:
–The consensus Central scenario: This scenario features slower global growth in the near term due to greater policy uncertainty, the implementation of higher tariffs as well as underlying structural weakness in some economies, before a gradual improvement over the remainder of the forecast horizon. Unemployment is forecast to rise gradually in many markets amid weaker economic activity and subdued business confidence, but is expected to remain relatively low by historic standards. The evolution of inflation is more mixed by market. In the
US and UK, inflation is expected to stay above central bank target rates, reflecting higher tariffs in the US and the effects of services and food price inflation in the UK. In Hong Kong and mainland China, inflation is expected to remain subdued due to continued weakness in domestic demand and strong manufacturing growth in mainland China. Central banks are forecast to gradually cut policy interest rates, but they are expected to remain at a higher level than in recent years over the long term.
–The consensus Upside scenario: This scenario incorporates a partial rollback of tariff measures, deregulation and a de-escalation of geopolitical tensions as the Russia-Ukraine war moves towards a conclusion and conflict resolution in the Middle East is accelerated. An improvement in the US-China relationship is also assumed. In the scenario, growth accelerates, unemployment is lower and asset prices rise above the Central scenario. Inflation accelerates modestly, driven by increased investment and higher consumption spending.
–The consensus Downside scenario: This scenario assumes that the effects of tariffs on the global economy are worse than expected, leading to weaker economic activity compared with the Central scenario. In the scenario, GDP declines and unemployment rises, while asset prices and commodity prices fall. The scenario features an increase in tariffs over and above those assumed in the Central scenario, as the
US administration raises tariffs on a number of key sectors. Geopolitical tensions are assumed to rise, as the Russia-Ukraine war intensifies and the conflict in the Middle East re-escalates. In most markets, inflation declines relative to the Central scenario, as tariffs are assumed to drive a drop in export demand from the US. In the US and Mexico, inflation is assumed to increase as higher tariffs across a broad range of imported goods pass through to consumer prices. The scenario is consistent with the US tariff rate, measured as an effective trade-weighted average, rising to 23% at the end of 2025, and remaining at that level in 2026.
–The Downside 2 scenario: This scenario reflects management’s view of the tail end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that leads to a deep global recession. The subsequent drop in demand leads to a steep fall in commodity prices, and a rapid increase in unemployment. The narrative features an escalation in tariff actions globally and further intensification of geopolitical crises. The scenario is consistent with the US tariff rate, measured as an effective trade-weighted average, rising to 33% at the end of 2025, and remaining at that level in 2026.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
47
The following tables describe key macroeconomic variables in the consensus Central scenario, consensus Upside scenario, consensus
Downside scenario and Downside 2 scenario.

Consensus Central scenario 4Q25–3Q30 (as at 3Q25)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2025	1.0	1.6	2.4	4.7	0.6	4.2	0.3
2026	1.1	1.7	2.1	4.2	0.9	4.3	1.4
2027	1.5	2.0	2.4	4.2	1.2	3.8	2.0
2028	1.5	2.0	2.4	4.0	1.3	3.5	2.0
2029	1.5	2.0	2.4	3.7	1.2	3.3	2.1
5-year average[1]	1.4	1.9	2.3	4.0	1.1	3.7	1.8
Unemployment rate (%)
2025	4.7	4.3	3.5	5.1	7.5	2.5	3.0
2026	4.9	4.5	3.3	5.2	7.6	2.5	3.8
2027	4.6	4.3	3.1	5.1	7.5	2.4	3.4
2028	4.5	4.1	3.0	5.0	7.5	2.4	3.4
2029	4.5	4.0	2.9	5.0	7.3	2.3	3.4
5-year average[1]	4.6	4.2	3.1	5.1	7.4	2.4	3.5
House prices (annual average growth rate, %)
2025	3.0	2.6	(4.6)	(5.1)	2.6	14.3	8.2
2026	1.8	0.7	(1.5)	(1.7)	5.1	5.6	4.7
2027	2.9	1.7	3.6	1.0	5.0	3.2	4.2
2028	3.3	2.6	3.0	3.3	4.1	2.3	4.3
2029	2.7	3.0	2.6	3.0	3.1	2.0	4.0
5-year average[1]	2.6	2.1	1.8	1.3	4.0	3.5	4.4
Inflation (annual average growth rate, %)
2025	3.3	2.9	1.7	0.2	1.0	1.9	3.9
2026	2.5	2.8	1.8	0.8	1.5	1.9	3.7
2027	2.1	2.4	2.0	1.2	1.8	1.9	3.5
2028	2.1	2.2	2.1	1.4	2.1	1.9	3.4
2029	2.1	2.2	2.2	1.5	2.1	2.0	3.4
5-year average[1]	2.2	2.4	2.0	1.2	1.8	2.0	3.5
Central bank policy rate (annual average, %)[2]
2025	4.2	4.3	4.6	3.0	2.2	4.3	8.4
2026	3.6	3.3	3.7	3.0	1.8	3.4	7.1
2027	3.6	3.0	3.4	3.0	2.0	3.0	7.2
2028	3.7	3.2	3.5	3.1	2.3	3.2	7.5
2029	3.9	3.3	3.7	3.1	2.5	3.4	7.8
5-year average[1]	3.8	3.3	3.7	3.0	2.2	3.3	7.5
1The five-year average is calculated over a projected period of 20 quarters from 4Q25 to 3Q30.
2For mainland China, the policy rate shown is the Loan Prime Rate.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
48

Consensus Central scenario 2025–2029 (as at 4Q24)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2025	1.2	2.0	1.7	4.0	0.9	4.4	0.9
2026	1.3	1.6	1.8	3.7	0.9	4.2	1.2
2027	1.8	1.6	3.5	4.3	1.4	3.9	1.7
2028	1.6	1.8	3.1	3.9	1.5	3.6	1.9
2029	1.6	2.0	2.7	3.7	1.4	3.6	2.0
5-year average[1]	1.5	1.8	2.6	3.9	1.2	3.9	1.5
Unemployment rate (%)
2025	4.9	4.4	3.3	5.2	7.5	2.7	3.5
2026	4.7	4.3	3.7	5.4	7.3	2.6	3.5
2027	4.5	4.3	3.3	5.2	7.2	2.6	3.5
2028	4.3	4.2	3.0	5.0	7.0	2.5	3.5
2029	4.3	4.1	2.9	5.0	7.0	2.5	3.5
5-year average[1]	4.5	4.2	3.2	5.2	7.2	2.6	3.5
House prices (annual average growth rate, %)
2025	1.4	4.4	(0.5)	(5.9)	2.1	9.3	7.6
2026	3.8	3.2	2.4	(0.7)	4.4	5.1	4.5
2027	4.6	2.4	3.0	3.2	4.4	3.6	4.2
2028	3.5	2.5	2.7	4.1	3.8	1.8	4.0
2029	2.7	2.6	2.7	2.9	3.1	1.3	4.0
5-year average[1]	3.2	3.0	2.1	0.7	3.6	4.2	4.9
Inflation (annual average growth rate, %)
2025	2.4	2.4	1.4	0.3	1.2	2.1	5.0
2026	2.1	2.8	1.9	1.0	1.6	1.9	3.9
2027	2.1	2.5	2.2	1.5	2.0	1.8	3.4
2028	2.0	2.2	2.2	1.7	2.3	1.9	3.4
2029	2.0	2.1	2.3	1.6	2.2	1.8	3.4
5-year average[1]	2.1	2.4	2.0	1.2	1.9	1.9	3.8
Central bank policy rate (annual average, %)[2]
2025	4.2	4.1	4.5	2.9	2.1	4.1	9.4
2026	3.9	3.7	4.1	2.9	1.8	3.8	8.8
2027	3.8	3.7	4.0	3.0	2.0	3.7	8.8
2028	3.7	3.6	4.0	3.2	2.0	3.6	8.9
2029	3.7	3.6	4.0	3.3	2.1	3.6	8.9
5-year average[1]	3.9	3.7	4.1	3.1	2.0	3.8	8.9
1The five-year average is calculated over a projected period of 20 quarters from 1Q25 to 4Q29.
2For mainland China, the policy rate shown is the Loan Prime Rate.

Consensus Upside scenario 4Q25–3Q30 (as at 3Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.5	(3Q30)	15.2	(3Q30)	20.5	(3Q30)	28.9	(3Q30)	8.5	(3Q30)	28.6	(3Q30)	16.8	(3Q30)
Unemployment rate (%, min)[2]	3.0	(3Q27)	3.5	(1Q27)	2.8	(3Q27)	4.7	(3Q27)	6.6	(2Q27)	2.0	(3Q27)	3.1	(2Q26)
House price index (%, start-to-peak)[1]	20.5	(3Q30)	21.2	(3Q30)	21.1	(3Q30)	11.3	(3Q30)	23.3	(3Q30)	22.9	(3Q30)	28.3	(3Q30)
Inflation rate (YoY % change, max)[3]	3.6	(4Q25)	3.6	(2Q26)	3.3	(2Q26)	2.0	(1Q26)	2.3	(3Q27)	2.6	(4Q25)	4.3	(1Q26)
Central bank policy rate (%, max)[3]	4.1	(4Q25)	4.1	(4Q25)	4.5	(4Q25)	3.4	(3Q26)	2.7	(3Q30)	4.1	(4Q25)	8.2	(3Q30)

Consensus Upside scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.3	(4Q29)	13.6	(4Q29)	21.4	(4Q29)	27.5	(4Q29)	8.9	(4Q29)	28.9	(4Q29)	13.6	(4Q29)
Unemployment rate (%, min)[2]	3.5	(3Q26)	3.6	(1Q26)	2.9	(4Q29)	4.9	(4Q26)	6.4	(4Q26)	2.2	(4Q26)	3.0	(1Q25)
House price index (%, start-to-peak)[1]	24.2	(4Q29)	23.6	(4Q29)	25.3	(4Q29)	9.8	(4Q29)	22.8	(4Q29)	26.1	(4Q29)	31.7	(4Q29)
Inflation rate (YoY % change, min)[3]	1.4	(1Q26)	1.6	(2Q26)	(0.1)	(4Q25)	(1.0)	(4Q25)	0.1	(4Q25)	0.6	(4Q25)	3.1	(2Q26)
Central bank policy rate (%, min)[3]	3.6	(4Q25)	3.6	(1Q29)	4.0	(1Q29)	2.7	(1Q26)	1.4	(3Q25)	3.6	(1Q29)	7.6	(1Q26)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment in the scenario.
3Highest/lowest projected policy rate and year-on-year percentage change in inflation in the scenario. For mainland China, the policy rate shown is the Loan Prime
Rate.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
49

Consensus Downside scenario 4Q25–3Q30 (as at 3Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.6)	(4Q27)	(1.3)	(2Q26)	(2.5)	(2Q27)	(2.2)	(2Q26)	(0.5)	(2Q26)	0.2	(4Q25)	(1.0)	(1Q26)
Unemployment rate (%, max)[2]	6.5	(3Q26)	5.6	(2Q26)	4.6	(1Q26)	6.7	(3Q27)	8.6	(2Q26)	3.3	(2Q26)	4.3	(3Q26)
House price index (%, start-to-trough)[1]	(4.6)	(1Q27)	(3.8)	(4Q26)	(5.5)	(3Q26)	(8.3)	(2Q27)	0.6	(4Q25)	(3.4)	(1Q26)	0.6	(4Q25)
Inflation rate (YoY % change)[3]	1.4	(2Q26)	3.9	(4Q25)	0.4	(3Q26)	(3.0)	(3Q26)	0.5	(3Q26)	0.6	(3Q26)	5.0	(1Q26)
Central bank policy rate (%)[3]	2.4	(2Q28)	4.9	(1Q26)	5.3	(1Q26)	1.7	(2Q26)	0.5	(2Q26)	5.0	(1Q26)	9.8	(1Q26)

Consensus Downside scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(4Q26)	(0.6)	(3Q25)	(4.5)	(4Q25)	(2.5)	(3Q25)	(0.6)	(1Q26)	0.3	(1Q25)	(2.1)	(4Q26)
Unemployment rate (%, max)[2]	6.1	(4Q25)	5.3	(3Q25)	5.1	(2Q26)	6.9	(4Q26)	8.3	(3Q25)	3.4	(1Q26)	4.1	(4Q25)
House price index (%, start-to-trough)[1]	(4.5)	(1Q26)	(0.2)	(1Q25)	(1.9)	(2Q26)	(12.8)	(3Q26)	(0.3)	(1Q25)	(0.4)	(1Q25)	2.1	(1Q25)
Inflation rate (YoY % change, max)[3]	3.4	(4Q25)	4.5	(1Q26)	3.1	(1Q26)	2.0	(1Q26)	2.6	(3Q25)	2.8	(1Q26)	7.4	(4Q25)
Central bank policy rate (%, max)[3]	5.0	(1Q25)	4.8	(1Q25)	5.2	(1Q25)	3.0	(1Q25)	3.2	(1Q25)	4.8	(1Q25)	11.5	(3Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment in the scenario.
3For 3Q25, the table shows the highest year-on-year percentage change in inflation and projected policy rates for the US and Mexico, and the lowest for other countries and territories. For the UAE and Hong Kong, the policy rate is also shown as the maximum, consistent with the operation of US dollar-linked exchange rates. For 4Q24, the table shows the peak value for both variables. For mainland China, the policy rate shown is the Loan Prime Rate.

Downside 2 scenario 4Q25–3Q30 (as at 3Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(5.3)	(1Q27)	(3.8)	(4Q26)	(9.7)	(2Q27)	(6.0)	(4Q26)	(6.2)	(1Q27)	(5.4)	(1Q27)	(9.1)	(4Q26)
Unemployment rate (%, max)[2]	8.8	(1Q27)	9.0	(3Q27)	6.8	(3Q26)	6.9	(3Q27)	10.8	(4Q27)	3.9	(2Q26)	5.7	(4Q26)
House price index (%, start-to-trough)[1]	(24.7)	(3Q27)	(16.8)	(3Q26)	(21.1)	(2Q29)	(26.1)	(3Q27)	(6.4)	(2Q27)	(28.1)	(4Q27)	0.6	(4Q25)
Inflation rate (YoY % change)[3]	(1.8)	(3Q26)	4.2	(4Q25)	(1.8)	(1Q27)	(6.5)	(3Q26)	(0.5)	(4Q26)	0.4	(3Q26)	5.2	(1Q26)
Central bank policy rate (%)[3]	1.6	(4Q26)	5.0	(1Q26)	5.4	(1Q26)	1.5	(1Q27)	0.0	(2Q26)	5.0	(1Q26)	10.2	(1Q26)

Downside 2 scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(9.1)	(2Q26)	(4.1)	(2Q26)	(10.1)	(4Q25)	(8.7)	(4Q25)	(7.9)	(2Q26)	(6.8)	(2Q26)	(10.5)	(3Q26)
Unemployment rate (%, max)[2]	8.4	(2Q26)	9.3	(2Q26)	7.1	(1Q26)	7.1	(4Q26)	10.4	(1Q27)	5.0	(3Q25)	5.6	(1Q26)
House price index (%, start-to-trough)[1]	(27.2)	(4Q26)	(15.8)	(4Q25)	(34.4)	(3Q27)	(30.5)	(4Q26)	(14.0)	(2Q27)	(13.2)	(2Q27)	2.0	(1Q25)
Inflation rate (YoY % change, max)[3]	10.1	(2Q25)	4.9	(4Q25)	3.6	(1Q26)	3.8	(4Q25)	7.6	(2Q25)	3.7	(2Q25)	7.9	(4Q25)
Central bank policy rate (%, max)[3]	5.5	(1Q25)	5.5	(1Q25)	5.9	(1Q25)	3.5	(3Q25)	4.2	(1Q25)	5.6	(1Q25)	12.1	(3Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment in the scenario.
3For 3Q25, the table shows the highest year-on-year percentage change in inflation and projected policy rates for the US and Mexico, and the lowest for other countries and territories. For the UAE and Hong Kong, the policy rate is also shown as the maximum, consistent with the operation of US dollar-linked exchange rates. For 4Q24, the table shows the peak value for both variables. For mainland China, the policy rate shown is the Loan Prime Rate.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
50
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
3Q25
Upside	10	10	10	10	10	10	10	10
Central	75	75	75	75	75	75	75	75
Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5

4Q24
Upside	10	10	10	10	10	10	10	10
Central	75	75	75	75	75	75	75	75
Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5
Scenario weightings are calibrated to probabilities that are determined with reference to consensus forecast probability distributions.
Management may then choose to vary weights if they assess that the calibration lags more recent events, or does not reflect their view of the distribution of economic and geopolitical risk. Management’s view of the scenarios and the probability distribution takes into consideration the relationship of the consensus scenario to both internal and external assessments of risk.
For the third quarter of 2025, forecasts and distributional estimates were assessed to have incorporated available information around tariffs and policy uncertainties, while financial market volatility and estimates of US recession risk have declined relative to prior quarters. Consequently, there was no variation in scenario weights and they aligned to the calibrated probabilities of the scenarios. The consensus Upside and Central scenarios for all key markets were assigned a combined weighting of 85%. The remaining 15% was assigned to the two Downside scenarios, with the consensus Downside scenario being awarded a weight of 10% and 5% assigned to the Downside 2 scenario.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for
ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge. The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge. Further details can be found in the section ‘Management judgemental adjustments‘ on page 185 of the Annual Report and Accounts 2024 on Form 20-F.
Management judgemental adjustments are reviewed under the governance process for IFRS 9, as detailed in the section ‘Credit risk management’ on page 169 of the Annual Report and Accounts 2024 on Form 20-F.
At 30 September 2025, total management judgemental adjustments for retail and wholesale loans increased the allowance for ECL by $0.3bn
(31 December 2024: $0.1bn increase). The wholesale portfolio management judgemental adjustments increased by $0.2bn from 31 December
2024 in relation to market-specific uncertainties across a number of geographies. Through continuous monitoring of the macroeconomic environment and modelled ECL, there were no significant management judgemental adjustments applied to the retail portfolio at 30 September
2025.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating
ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100%
weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted (stage 3)
obligors. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL allowance for loans and advances to customers related to defaulted obligors. This is because the retail ECL allowance for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
51
Group ECL sensitivity results
The allowance for ECL of the scenarios and management judgemental adjustments is highly sensitive to movements in economic forecasts. If the Group allowance for ECL balance was estimated solely on the basis of the Central scenario, Downside scenario or the Downside 2 scenario at 30 September 2025, it would increase/(decrease) as presented in the below table.

	Retail	Wholesale[1]
Total Group ECL at 30 Sep 2025[2]	$bn	$bn
Reported ECL	2.6	2.2
Scenarios
100% consensus Central scenario	(0.1)	(0.1)
100% consensus Upside scenario	(0.2)	(0.5)
100% consensus Downside scenario	0.1	0.6
100% Downside 2 scenario	1.0	2.6

Total Group ECL at 31 Dec 2024[2]
Reported ECL	2.4	2.2
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.1)	(0.6)
100% consensus Downside scenario	0.0	0.7
100% Downside 2 scenario	1.5	4.3
1Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
2ECL sensitivities exclude portfolios utilising less complex modelling approaches for the retail portfolio and defaulted obligors for the wholesale portfolio.
At 30 September 2025, the Group allowance for ECL increased by $0.2bn in the retail portfolio, while in the wholesale portfolio it remained materially consistent with 31 December 2024.
For the wholesale and retail portfolios, the allowance for ECL under each of the consensus scenarios was materially consistent with
31 December 2024. The Downside 2 ECL allowance decreased for both the retail and wholesale portfolios. In the wholesale portfolio this was mainly due to the implementation of new PD models, and in the retail portfolio this was due to the reduced severity of house price forecasts in
Hong Kong. The new wholesale models include a recent calibration of credit risk experience under a higher interest rate environment and result in a reduction of sensitivity to severe stress under similar conditions.
Personal lending

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	166,016	37,782	1,244	205,042	(187)	(353)	(244)	(784)
HSBC Bank plc	18,223	1,066	340	19,629	(17)	(19)	(111)	(147)
The Hongkong and Shanghai Banking Corporation Limited	199,945	5,994	1,099	207,038	(171)	(392)	(160)	(723)
HSBC Bank Middle East Limited	3,961	187	49	4,197	(15)	(24)	(30)	(69)
HSBC North America Holdings Inc.	21,692	540	367	22,599	(6)	(12)	(11)	(29)
Grupo Financiero HSBC, S.A. de C.V.	11,862	1,166	759	13,787	(223)	(434)	(322)	(979)
Other trading entities	404	28	3	435	(1)	(1)	(3)	(5)
At 30 Sep 2025	422,103	46,763	3,861	472,727	(620)	(1,235)	(881)	(2,736)

By legal entity
HSBC UK Bank plc	152,338	31,325	1,075	184,738	(148)	(307)	(211)	(666)
HSBC Bank plc	23,501	1,198	324	25,023	(17)	(24)	(99)	(140)
The Hongkong and Shanghai Banking Corporation Limited	191,614	5,519	1,170	198,303	(174)	(385)	(164)	(723)
HSBC Bank Middle East Limited	3,678	158	40	3,876	(14)	(29)	(30)	(73)
HSBC North America Holdings Inc.	20,851	497	327	21,675	(4)	(12)	(11)	(27)
Grupo Financiero HSBC, S.A. de C.V.	11,016	1,172	620	12,808	(207)	(400)	(279)	(886)
Other trading entities	748	50	4	802	(6)	(1)	(2)	(9)
At 31 Dec 2024	403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
52
Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	95,801	9,894	3,723	—	109,418	(193)	(328)	(773)	—	(1,294)
HSBC Bank plc	95,645	5,539	1,736	54	102,974	(67)	(108)	(583)	(28)	(786)
The Hongkong and Shanghai Banking Corporation Limited	275,650	37,519	12,668	58	325,895	(172)	(743)	(3,330)	(43)	(4,288)
HSBC Bank Middle East Limited	27,114	958	1,265	5	29,342	(13)	(28)	(550)	(4)	(595)
HSBC North America Holdings Inc.	28,962	5,264	611	193	35,030	(36)	(127)	(180)	(1)	(344)
Grupo Financiero HSBC, S.A. de C.V.	12,862	1,902	373	—	15,137	(46)	(49)	(184)	—	(279)
Other trading entities	7,374	301	329	—	8,004	(9)	(5)	(181)	—	(195)
Holding companies, shared service centres and intra-Group eliminations	78	—	—	—	78	—	—	—	—	—
At 30 Sep 2025[1]	543,486	61,377	20,705	310	625,878	(536)	(1,388)	(5,781)	(76)	(7,781)

By legal entity
HSBC UK Bank plc	81,630	12,772	3,356	—	97,758	(197)	(403)	(603)	—	(1,203)
HSBC Bank plc	85,022	5,843	2,305	47	93,217	(54)	(111)	(752)	(22)	(939)
The Hongkong and Shanghai Banking Corporation Limited	279,535	27,078	11,483	39	318,135	(170)	(677)	(2,999)	(28)	(3,874)
HSBC Bank Middle East Limited	26,359	951	848	4	28,162	(20)	(6)	(463)	(1)	(490)
HSBC North America Holdings Inc.	30,107	4,665	503	—	35,275	(31)	(141)	(121)	—	(293)
Grupo Financiero HSBC, S.A. de C.V.	11,957	1,703	230	—	13,890	(35)	(48)	(128)	—	(211)
Other trading entities	7,840	515	332	—	8,687	(10)	(4)	(180)	—	(194)
Holding companies, shared service centres and intra-Group eliminations	76	—	—	—	76	—	—	—	—	—
At 31 Dec 2024	522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)
1The shift of ‘gross carrying amount’ between stage 1 and 2 arose mainly in Asia from higher average PD for the remaining term at the reporting date, reflecting updates to our PD models and ongoing market challenges. PDs at the reporting date were compared with the PD calculated at origination.
Hong Kong commercial real estate
In the table below, we have disclosed information related to CRE exposures booked in Hong Kong (excluding exposures to mainland China borrowers) by stage and credit quality. These exposures mostly comprise lending to Hong Kong borrowers and, to a lesser degree, borrowers overseas.

Commercial real estate lending to customers – Hong Kong excluding exposure to mainland China borrowers
	30 Sep 2025	30 Jun 2025	31 Dec 2024
	$m	$m	$m
Gross loans and advances
By stage
Stage 1[1]	8,975	8,635	22,132
Stage 2[1]	15,701	18,142	6,515
Stage 3	6,357	5,141	4,554
By credit quality
Strong	3,180	3,968	4,484
Good	8,418	9,124	9,754
Satisfactory	10,502	10,330	10,716
Sub-standard	2,576	3,355	3,693
Credit impaired	6,357	5,141	4,554
At	31,033	31,918	33,201
Allowance for ECL	(1,062)	(877)	(405)
1The shift of ‘gross carrying amount’ between stage 1 and 2 arose mainly in Asia from higher average PD for the remaining term at the reporting date, reflecting updates to our PD models and ongoing market challenges. PDs at the reporting date were compared with the PD calculated at origination.
The Hong Kong CRE portfolio (excluding exposure to mainland China borrowers) saw further allowances for ECL in the third quarter of 2025 driven by continued negative migration in the secured book, which accounts for 59% of the total portfolio (30 June 2025: 58% and
31 December 2024: 54%), as well as sustained pressure on property prices, particularly in the ‘credit impaired’ portfolio.
‘Sub-standard’ and ‘credit-impaired’ exposures increased to $8.9bn (30 June 2025: $8.5bn and 31 December 2024: $8.2bn), of which 95% was secured (30 June 2025: 94% and 31 December 2024: 92%). As at 31 August 2025, the weighted average loan to value (‘LTV’):
–of performing exposures rated ‘sub-standard’ was 43% (30 June 2025: 45% and 31 December 2024: 46%). There was immaterial exposure with an LTV of greater than 70%, unchanged compared with 30 June 2025 (31 December 2024: $0.1bn); and
–of ‘credit-impaired’ exposures was 65% (30 June 2025: 67% and 31 December 2024: 58%). Within this portfolio, $1.7bn had an LTV of greater than 70% (30 June 2025: $1.4bn and 31 December 2024: $1.2bn).
Collateral information and LTV calculations were based on total limits, inclusive of off-balance sheet commitments of $43.7bn as of 31 August
2025 (30 June 2025: $43.9bn and 31 December 2024: $49.2bn).
The unsecured portfolio remained stable in size and quality, with limited ‘credit impaired’ levels and 92% rated ‘strong’ or ‘good’ (30 June 2025:
93% and 31 December 2024: 93%). Unsecured exposures are typically granted to strong, listed Hong Kong CRE developers, which are commonly members of conglomerate groups with diverse cash flows.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
53
We continue to expect market conditions to remain challenging in the near term as a result of overall weak leasing and investment demand.
While local sentiment has improved in response to improved financial market performance, we are yet to see signs of a meaningful stabilisation outside of the residential sector, where an uptick in rents and government stimulus measures introduced in 4Q24 have underpinned a recovery in transaction levels. The commercial property sector continues to face downward pressure, with both rental and capital values impacted by over-supply, particularly in the office market. The retail property sector has experienced a slight rebound as a result of sales growth since April
2025, although a meaningful recovery is expected to take time as landlords adapt to the structural changes in consumer spending habits.
Against this backdrop, further credit migration and property price pressure is likely until we see a deeper reduction in interest rates and a more structural improvement in local economic conditions.
We continue to closely assess and manage the risk in the portfolio, including through portfolio reviews and stress testing. Vulnerable borrowers, including those with debt serviceability challenges and higher LTV levels, are subject to heightened monitoring and management.

Capital risk
Capital overview

Capital and liquidity adequacy metrics
	At
	30 Sep 2025	30 Jun 2025
Risk-weighted assets (‘RWAs‘) ($bn)
Credit risk	698.5	703.6
Counterparty credit risk	42.4	41.4
Market risk	28.9	32.5
Operational risk	109.0	109.4
Total risk-weighted assets	878.8	886.9
Capital ($bn)
Common equity tier 1 capital	127.8	129.8
Tier 1 capital	148.6	150.6
Total capital	177.7	178.5
Capital ratios (%)
Common equity tier 1 ratio	14.5	14.6
Tier 1 ratio	16.9	17.0
Total capital ratio	20.2	20.1
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	690.2	678.1
Total net cash outflow ($bn)	498.3	485.5
LCR (%)	139	140
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital Requirements
Regulation and Directive, the CRR II regulation and the Prudential Regulation Authority (’PRA’) Rulebook (’CRR II’). Effective 1 January 2025, the
IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering provisions on 28 June 2025. Accordingly, our numbers in the previous table are the same on both the transitional and end-point basis.
The LCR is based on the average value of the preceding 12 months.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may arise between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
Capital
At 30 September 2025, our CET1 capital ratio decreased to 14.5% from 14.6% at 30 June 2025:
–CET1 capital generation through regulatory profits in the period was offset by the share buy-back announced with our 2Q25 results, dividends, changes in regulatory deductions and strategic transactions, reducing our CET1 capital ratio by 0.2 percentage points; and
–reductions in RWAs, mainly due to a decline in market risk RWAs and methodology and policy changes in credit risk RWAs, which improved our CET1 capital ratio by 0.1 percentage points.
Our Pillar 2A requirement at 30 September 2025, as per the PRA’s Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.5% of RWAs, of which 1.5% must be met by CET1. Throughout 3Q25, we complied with the PRA’s regulatory capital adequacy requirement.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
54
Leverage

Leverage ratio
	At
	30 Sep 2025	30 Jun 2025
	$bn	$bn
Tier 1 capital (leverage)	148.6	150.6
Total leverage ratio exposure	2,840.5	2,792.9
	%	%
Leverage ratio	5.2	5.4
Our leverage ratio was 5.2% at 30 September 2025, down from 5.4% at 30 June 2025, due to balance sheet growth increasing leverage exposures and a decrease in Tier 1 capital.
At 30 September 2025, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 0.9%, consisting of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These buffers translated into capital of $19.9bn and $5.7bn respectively. We exceeded these leverage requirements throughout 3Q25.
Risk-weighted assets

RWAs by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	118.3	132.9	287.0	74.7	85.6	698.5
Counterparty credit risk	0.1	0.1	40.0	0.9	1.3	42.4
Market risk	0.1	—	21.5	0.3	7.0	28.9
Operational risk	22.0	20.5	54.8	15.7	(4.0)	109.0
At 30 Sep 2025	140.5	153.5	403.3	91.6	89.9	878.8
At 30 Jun 2025	140.6	153.0	411.2	91.0	91.1	886.9

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	135.9	78.7	321.4	19.1	62.3	25.4	45.5	10.2	698.5
Counterparty credit risk	0.3	23.4	10.5	0.8	4.4	0.8	2.2	—	42.4
Market risk[2]	0.2	21.4	25.8	2.4	3.1	0.7	1.6	2.6	28.9
Operational risk	22.0	21.5	55.2	4.6	7.7	5.5	4.8	(12.3)	109.0
At 30 Sep 2025	158.4	145.0	412.9	26.9	77.5	32.4	54.1	0.5	878.8
At 30 Jun 2025	158.0	147.8	416.8	25.6	77.4	32.7	53.4	0.9	886.9
1Balances are on a third-party Group consolidated basis.
2Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2025	157.8	125.7	389.4	24.2	74.3	32.0	52.2	(1.2)	32.5	886.9
Asset size	4.0	(2.3)	1.1	0.5	0.8	(0.9)	0.2	0.3	(3.6)	0.1
Asset quality	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	0.1	—	—	(1.2)
Model updates	(0.6)	0.1	(0.7)	—	(0.3)	—	—	—	—	(1.5)
Methodology and policy	(0.3)	0.7	(2.5)	—	(0.1)	(0.1)	—	(1.1)	—	(3.4)
Acquisitions and disposals	—	—	—	—	—	—	—	—	—	—
Foreign exchange movements[2]	(2.5)	(0.4)	—	—	—	0.9	—	(0.1)		(2.1)
Total RWA movement	0.4	(2.1)	(2.3)	0.3	0.1	(0.3)	0.3	(0.9)	(3.6)	(8.1)
RWAs at 30 Sep 2025	158.2	123.6	387.1	24.5	74.4	31.7	52.5	(2.1)	28.9	878.8
1Balances are on a third-party Group consolidated basis.
2Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
55

RWA movement by business segment by key driver
	Credit risk, counterparty credit risk and operational risk					Market risk	Total RWAs
	Hong Kong	UK	CIB	IWPB	Corporate Centre
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2025	140.5	153.0	386.1	90.5	84.3	32.5	886.9
Asset size	(0.4)	4.0	(1.3)	0.5	0.9	(3.6)	0.1
Asset quality	(0.8)	(0.2)	(0.2)	0.1	(0.1)	—	(1.2)
Model updates	—	(0.6)	(0.9)	—	—	—	(1.5)
Methodology and policy	0.1	(0.2)	(1.2)	0.1	(2.2)	—	(3.4)
Acquisitions and disposals	—	—	—	—	—	—	—
Foreign exchange movements[1]	1.0	(2.5)	(0.7)	0.1	—	—	(2.1)
Total RWA movement	(0.1)	0.5	(4.3)	0.8	(1.4)	(3.6)	(8.1)
RWAs at 30 Sep 2025	140.4	153.5	381.8	91.3	82.9	28.9	878.8
1Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.
RWAs decreased by $8.1bn during 3Q25, including a fall of $2.1bn due to foreign currency translation differences. The remaining $6.0bn decrease in RWAs was predominantly attributable to a decline in market risk RWAs, and methodology and policy changes.
Asset size
Market risk RWAs decreased by $3.6bn, mainly as a result of lower stressed value at risk, due to an improved risk profile in the rates portfolio, coupled with higher data points falling out of the historical period on which stressed value at risk is calculated.
Other asset size increases were largely driven by increased lending in our UK business, across both corporates and mortgages. Corporate
Centre RWAs increased, largely as a result of a rise in SAB corporate exposures.
Asset quality
The $1.2bn fall in RWAs was primarily due to changes in the portfolio mix in our Hong Kong business.
Model updates
The decrease of $1.5bn was primarily driven by recalibration of post-model adjustments to address wholesale internal-ratings credit risk model limitations, notably in CIB, and retail credit model adjustments in our UK business.
Methodology and policy
The decrease of $3.4bn was primarily due to credit risk parameter refinements in CIB and Corporate Centre.

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
56
Additional information
Dividends
Second interim dividend for 2025
On 30 July 2025, the Directors approved a second interim dividend for 2025 of $0.10 per ordinary share, which was paid on 26 September 2025 in cash. The pound sterling and Hong Kong dollar amounts of approximately £0.073562 and HK$0.777678 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 15 September 2025.
Third interim dividend for 2025
On 28 October 2025, the Directors approved a third interim dividend in respect of the financial year ending 31 December 2025 of $0.10 per ordinary share (the ‘dividend‘), a distribution of approximately $1.72bn. The dividend will be payable on 18 December 2025 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 7 November 2025.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in
London at or about 11.00am on 8 December 2025. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on
6 November 2025. American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 7 November 2025.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends,
www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 3 December 2025 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 18 December 2025 to holders of record on 7 November
2025. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 26 November 2025.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas
Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 7 November 2025 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register on 7 November 2025. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 6 November 2025.
Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians’ CCASS account as at the record date, will not be eligible for the dividend.
Transfers of ADSs must be lodged with the depositary by 11.00am local time on 7 November 2025 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.
Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 17 March, 16 June, 15 September and 15 December 2025 for
the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has
approved a quarterly dividend to be payable on 15 December 2025 to holders of record on 28 November 2025.
For and on behalf of
HSBC Holdings plc
Aileen Taylor
Company Secretary
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat
Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†,
Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee
Lian Teo†.
*Independent non-executive Chair
†Independent non-executive Director

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
57
Investor relations/media relations contacts
For further information contact:

Investor relations	Media relations
UK – Alastair Ryan	UK – Gillian James
Telephone: +44 (0)7468 703 010	Telephone: +44 (0)7584 404 238
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong – Yafei Tian	Hong Kong – Aman Ullah
Telephone: +852 2899 8909	Telephone: +852 3941 1120
Email: investorrelations@hsbc.com.hk	Email: aspmediarelations@hsbc.com.hk

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability.
Registration number 617987
Paste the following link into your web browser, to view the associated Data Pack PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/0881F_1-2025-10-28.pdf

HSBC Holdings plc Earnings Release 3Q25 on Form 6-K
58
Abbreviations

1Q25	First quarter of 2025
2Q25	Second quarter of 2025
3Q24	Third quarter of 2024
3Q25	Third quarter of 2025
4Q24	Fourth quarter of 2024
4Q25	Fourth quarter of 2025
9M24	First nine months of 2024
9M25	First nine months of 2025
ADRs	American Depositary Receipts
ADS	American Depositary Share
AI	Artificial intelligence
AIEA	Average interest-earning assets
Banking NII	Banking net interest income
BoCom	Bank of Communications Co., Limited
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CIB	Corporate and Institutional Banking, a business segment
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRE	Commercial real estate
CRR II	The regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the PRA Rulebook
CSM	Contractual service margin
Dec	December
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied

ECM	Equity capital markets
ESG	Environmental, social and governance
EU	European Union
FVOCI	Fair value through other comprehensive income
GAAP	Generally accepted accounting principles
Galicia	Grupo Financiero Galicia
GDP	Gross domestic product
GPS	Global Payments Solutions
Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions, the business formerly known as Global Trade and Receivables Finance
Hang Seng Bank	Hang Seng Bank Limited
HIBOR	Hong Kong interbank offered rate
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSSL	HSBC Securities Services Luxembourg
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
IWPB	International Wealth and Premier Banking, a business segment
Jun	June
LCR	Liquidity coverage ratio
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2025
LTV	Loan to value
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our financial targets, we define medium term as three to five years, commencing 1 January 2025
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
PD	Probability of default
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Revenue	Net operating income before change in expected credit losses and other credit impairment charges
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SAB	Saudi Awwal Bank, which was formed from the merger between The Saudi British Bank and Alawwal Bank
Sep	September
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars
      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2025	HSBC Holdings plc
	By:	/s/ Manveen (Pam) Kaur
	Name:	Manveen (Pam) Kaur
	Title:	Group Chief Financial Officer